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               Section 240.14a-101  Schedule 14A.
          Information required in proxy  statement.
                 Schedule 14A Information
   Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934
                        (Amendment No. 3)


Filed by the Registrant [ ]
Filed by a party other than the Registrant [X]
Check the appropriate box:
[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section
     240.14a-12

                    TELXON CORPORATION
 .................................................................
     (Name of Registrant as Specified In Its Charter)

                   GUY P. WYSER-PRATTE
 .................................................................
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]  No fee required
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
           and 0-11

     (1) Title of each class of securities to which transaction applies:

     ............................................................

     (2) Aggregate number of securities to which transaction applies:

     .......................................................

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     .......................................................

     (4) Proposed maximum aggregate value of transaction:


     .......................................................

     (5)  Total fee paid:


     .......................................................

[ ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          (1) Amount Previously Paid:

          .......................................................

          (2) Form, Schedule or Registration Statement No.:

          .......................................................

          (3) Filing Party:

          .......................................................

          (4) Date Filed:

          .......................................................











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                             SOLICITATION OF PROXIES
                             IN CONNECTION WITH THE
                       1998 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                               TELXON CORPORATION

                              --------------------

                                 PROXY STATEMENT
                                       OF
                             MR. GUY P. WYSER-PRATTE
                            Wyser-Pratte & Co., Inc.
                                 63 Wall Street
                            New York, New York 10005
                                 (212) 495-5350

                              --------------------

         This Proxy Statement and the accompanying [COLOR] Annual Meeting proxy card are furnished in connection with the solicitation of proxies by Guy P. Wyser-Pratte ("Mr. Wyser-Pratte") of Wyser-Pratte & Co., Inc. ("WPC") to be used at the annual meeting of shareholders of Telxon Corporation, a Delaware
corporation ("Telxon" or the "Company"), to be held at [            ] on
Tuesday, September 15, 1998 and any adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement and the enclosed proxy card are first
being sent to shareholders on or about           , 1998. The solicitation is
being made by Mr. Wyser-Pratte on behalf of Mr. Wyser-Pratte and WPC. According to the Company's proxy materials, the Company's board of directors has set July 17, 1998 as the record date for determining shareholders entitled to notice of and to vote at the meeting.

                            SUMMARY AND INTRODUCTION

         Between April and June of 1998, Symbol Technologies, Inc. ("Symbol") made a series of offers to acquire the Company. Its last offer was for $40 per share in cash or $42 per share in cash and Symbol shares, subject to due diligence. The $40 all cash offer was more than 60% above the market price of the stock on April 8 when Symbol made its initial proposal and the $42 hybrid cash and stock offer represented a nearly 70% premium. Mr. Wyser-Pratte does not know how Symbol proposed to allocate the $42 of consideration between cash and Symbol stock. The Telxon board rejected the $40 cash offer and admitted that it did not even consider the $42 cash and stock offer. The Company asserted that the hybrid offer did not contain enough information to be considered by the Company's board of directors. On June 8, 1998, the day Symbol withdrew its acquisition proposal, the Telxon stock closed at $32 1/16, almost $10 per share below Symbol's $42 offering price. Symbol stated on June 11, 1998 that it remains interested in a negotiated acquisition of the Company, subject to due diligence.

         Because the Symbol acquisition proposal represented an extremely large premium over the prior market price of the Telxon stock, Mr. Wyser-Pratte believes that the Telxon board should have given the shareholders an opportunity to accept or reject the proposal, after the board had negotiated the best possible offer from Symbol. The Telxon directors not only unilaterally rejected the Symbol offer, they failed to explain to shareholders why a sale at $40 in cash was not in their best interests or what information was required to present the $42 cash and stock offer to the board and why management had





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not obtained such information. Nor did the Telxon board announce any steps to develop an alternative value-maximizing transaction that would bring shareholders more than $40 for their shares.

         While Mr. Wyser-Pratte believes that shareholders should always have the right to accept an an offer or proposal to acquire all of the Company's shares (an "Acquisition Proposal"), he believes that this right is particularly desirable at Telxon because the directors have a small financial stake in the Company and, in Mr. Wyser-Pratte's opinion, lack sufficient independence. According to the Company's 1997 Proxy Statement, the directors' total stock ownership (excluding options) is just over 1% of the outstanding shares and, the directors beneficially own less than 6% of the Company's outstanding shares, including options exercisable within sixty days. Moreover, only one of the six directors is completely independent, in Mr. Wyser-Pratte's opinion. Two of the directors are present or past executives of the Company; and three have special business arrangements with the Company.

         Mr. Wyser-Pratte supports a two-pronged approach to giving shareholders the ability to accept an Acquisition Proposal and encouraging potential bidders including Symbol to pursue their interest in an acquisition of the Company. Mr. Wyser-Pratte's proposals are not designed to force a sale of the Company, but rather to give shareholders the ultimate ability to accept an Acquisition Proposal.

           Shareholders should eliminate the present board's power to block Acquisition Proposals that shareholders wish to accept. Shareholders can not accomplish this goal by voting the board out of office at the Annual Meeting. The Company has a "staggered" board on which only a minority of the directors come up for re-election each year. The staggered board is mandated by the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), which cannot be amended without board approval. Therefore, in order to eliminate the board's power to unilaterally block Acquisition Proposals that shareholders wish to accept, Mr. Wyser-Pratte is presenting resolutions at the Annual Meeting to adopt bylaws that would give shareholders the power to accept an Acquisition Proposal, whether or not the proposal was approved by the board.

           Shareholders should also demand that the board drop its opposition to a sale of the Company at $40 per share. Instead, the board should seek opportunities to sell the Company to Symbol or another buyer at the highest possible price. Mr. Wyser-Pratte intends to nominate Professor Jonathan R. Macey for a seat on the board. Professor Macey supports Mr. Wyser-Pratte's corporate governance proposals and agrees that, subject to their fiduciary duties, the directors should pursue opportunities to sell the Company for at least $40 per share.

         The Wyser-Pratte bylaw proposals would make the following changes in the Company's corporate governance system:

           SHAREHOLDER FRIENDLY BYLAW: If an Acquisition Proposal is made to acquire the Company, the holders of 10% or more of the outstanding shares would have the right to call a Special Meeting to vote on the Acquisition Proposal. If the shareholders determined by a majority vote that the Acquisition Proposal is in their best interests, the Acquisition Proposal would be deemed "friendly" rather than "hostile," and the board would be required to stop using the Company's Amended and Restated Rights Agreement between the Company and Keybank National Association as Rights Agent (the "Poison Pill") against the Acquisition Proposal (the "Shareholder Friendly Bylaw").

           SHAREHOLDER INTERESTS PROTECTION BYLAW. The board would have to act unanimously or obtain shareholder approval to take Defensive Actions (defined below) against a takeover bid (the "Shareholder Interests Protection Bylaw"). If Professor Macey is elected to the board, and the Shareholder Interests Protection Bylaw is adopted, he would be able to block a board vote that favors Defensive Actions he opposes; and in such event, the board would not be able to take such Defensive Actions without shareholder approval.


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         Mr. Wyser-Pratte is also making proposals that would, if adopted:

         allow holders of 25% of the Shares to call a special meeting, and would opt out of Section 203 of the Delaware General Corporation Law;

         repeal any bylaws adopted by the board since June 11, 1998; and

         recommend to the board that the Company reimburse Mr. Wyser-Pratte's expenses in connection with this proxy solicitation if one of his bylaw proposals is adopted or Professor Macey is elected to the board.

         Although Mr. Wyser-Pratte beneficially owns less than 5% of the stock, he is financing the cost of this proxy contest without assurance of reimbursement because he believes that the Telxon board will not put shareholder interests first unless there is a change in the Company's corporate governance system. The board has claimed that Mr. Wyser-Pratte's fee arrangements with his clients give him an incentive to maximize short-term profits for his clients, whether or not the Company's other stockholders receive fair value for their investment. Mr. Wyser-Pratte rejects this charge since he benefits from maximizing the return on his clients' investment in Telxon regardless of the holding period of such investment and, therefore, he believes that his interests are aligned with the interests of other shareholders. Furthermore, his incentive to maximize the value of the stock is his only financial interest in the Company. Unlike the Telxon management and board, he does not receive fees and salaries from the Company that may create a conflict of interest with their duty to maximize shareholder value. See "CERTAIN INFORMATION CONCERNING MR. WYSER-PRATTE AND OTHER PARTICIPANTS IN THE SOLICITATION."

                            REASONS FOR SOLICITATION

         Mr. Wyser-Pratte believes that proper corporate governance requires that shareholders make the ultimate decision on whether to accept an Acquisition Proposal at a substantial premium above the prior market price. The board may properly seek to raise the price through negotiations; but shareholders should have the final word on whether the Acquisition Proposal is accepted.

         Under these principles the Telxon board, after obtaining a final offer from Symbol of $40 in cash or $42 in cash and securities, should have put the offer to a shareholder vote. Mr. Wyser-Pratte believes that the high price Symbol was offering gave the board an obligation to allow shareholders to accept the proposal. Symbol's final all cash offer was more than 60% above the closing price of the stock on April 8 when Symbol made its initial proposal and the hybrid $42 per share cash/stock offer was almost 70% above that closing price. Prior to the Symbol offer the Telxon stock had always traded for less than $30 per share.

         Nevertheless, the Telxon board rejected the $40 cash offer and said that combination cash/stock $42 offer "did not contain enough information to be considered by the Telxon board." There was no explanation of why, if additional information about the $42 offer was required, Telxon management did not obtain the information and present it to the board. The Telxon board's press release stated that "Symbol is unwilling to offer Telxon's shareholders a proposal that gives them fair value for their shares;" but the board failed to explain why a $40 or $42 price was not fair value for the Telxon shares or to announce any plans for an alternative value-maximizing transaction that would give shareholders an opportunity to receive more than $40 for their shares. On June 8, 1998, the day Symbol announced the withdrawal of its offer, the Telxon shares
closed at 32 1/16. The closing price on                 , 1998, the last trading
day prior to the mailing of these materials, was $   per share. Mr. Wyser-Pratte
believes the shares would be trading even lower but for the expectation of a possible sale of the Company.

         Mr. Wyser-Pratte believes it may still be possible to sell the Company for $40 per share or more to Symbol or another purchaser. A Symbol spokesman stated on June 11, 1998: "We are encouraged that


                                       3



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Telxon shareholders are taking independent action and we remain very interested in a negotiated acquisition subject to due diligence." To accomplish a sale of the Company, however, shareholders must either persuade the board to support a sale at $40 or more or change the Company's corporate governance system so that the board no longer has the power to block an Acquisition Proposal favored by shareholders.

         Shareholders do not have the alternative of replacing the board at the Annual Meeting with a slate of nominees who, subject to their fiduciary duties, would pursue opportunities to sell the Company for $40 per share or more. The Certificate of Incorporation mandates a "staggered" board in which directors have three year terms and only a minority of the directors come up for re-election at any annual meeting. Mr. Wyser-Pratte believes, based on his experience with other unsolicited acquisition proposals, that Symbol is unlikely to maintain its interest in acquiring the Company if it is required to wait until the 1999 annual meeting to change the board's position on a sale of the Company. Furthermore, because of the Company's cumulative voting system, a simple majority of shareholders might not be able to change control of the board by the 1999 annual meeting even if shareholders were prepared to wait that long. To replace a majority of the directors by the 1999 annual meeting, shareholders supporting a sale of the Company would have to elect two directors at both the 1998 and 1999 annual meeting. Under the cumulative voting system prescribed by the Company's Certificate of Incorporation, which cannot be amended without board approval, a super-majority vote of two-thirds of the shares represented at the meeting could be required to elect two directors at each meeting. Given these obstacles to replacing a majority of the Telxon board, Mr. Wyser-Pratte is proposing bylaw amendments that would eliminate the board's power to block Acquisition Proposals favored by shareholders.

         While Mr. Wyser-Pratte believes that shareholders should always have the right to accept an Acquisition Proposal, he believes that this right is particularly important at Telxon because the directors have a small financial stake in the Company and, in Mr. Wyser-Pratte's opinion, lack sufficient independence. Their total stock ownership, exclusive of options, is just over 1% of the outstanding shares, and the directors beneficially own less than 6% of the Company's outstanding shares, including options exercisable within sixty days. Furthermore, Mr. Wyser-Pratte believes that the board is composed primarily of insiders and other directors who Mr. Wyser-Pratte believes are not independent. Mr. Wyser-Pratte believes that only one of the six directors--Mr. Richard J. Bogomolny, a retired super market executive--is completely independent. Two of the six are insiders:

         Mr. Frank E. Brick is the Company's president and chief executive officer.

         Mr. John H. Cribb is a retired Telxon executive.

The remaining three directors all have special business arrangements with the Company that, in Mr. Wyser-Pratte's opinion, compromise their independence:

              Mr. Robert A. Goodman is the Company's general counsel. His law firm received $2,780,220 in legal fees from the Company in fiscal 1997 and $1,691,226 in fiscal 1998. The Company has entered into a 10-year consulting agreement with Mr. Goodman that becomes effective if his law firm ceases to be primary outside counsel to the Company or he leaves or becomes of counsel to his firm and entitles Mr. Goodman to payments of $1.5 million dollars over a 10-year period following such event. In January of 1998, the Company also entered into a letter agreement engaging Mr. Goodman's firm to represent it in any change of control transaction. The letter agreement provides for a $1.5 million value added payment to the firm in addition to customary hourly time charges. The letter agreement becomes inoperative if the Consulting Agreement is in effect.

              Dr. Raj Reddy, a professor of computing sciences, is chairman of the board of the Company. As chairman of Aironet Wireless Communications, Inc. ("Aironet"), one of the Company's


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              privately-owned subsidiaries, Dr. Reddy received stock options in that subsidiary in fiscal 1997 in addition to his normal compensation as a director of the Company. According to the Company's 10-K, Aironet "designs and develops universal modular wireless local area network ("WLAN") radio products and networks which it sells to Telxon, [Value-Added Resellers] and [Original Equipment Manufacturers]", and "Aironet has essentially been [the Company's] sole supplier of spread-spectrum radios, the key component in a WLAN system."

              Mr. Norton W. Rose is a consultant and executive recruiter. According to the Company's 1997 proxy statement, Mr. Rose was to provide an estimated 90 days of services to the Company in fiscal 1997 and fiscal 1998 for which he was to be paid $3,500 per day plus a $150,000 severance benefit (resulting in total compensation of $465,000 in that period).

         Mr. Wyser-Pratte is also concerned about transactions involving Aironet, certain aspects of which, Mr. Wyser-Pratte believes, were not in the best interests of shareholders. On March 31, 1998, the Company sold 1,206,349 shares of Aironet to certain outside investors for $3.50 per share and issued such investors warrants to purchase an additional 361,905 shares for $3.50 per share. The warrants are exercisable under certain circumstances including upon a change on control of the Company. Following a hostile change of control of the Company (any change of control that is not approved by a majority of the directors of the Company who were directors of the Company on March 31, 1998 or successors designated by at least a majority of such directors ), and following any change of control after April 30, 2001, the outside investors gain the right to control the board of directors of Aironet. The outside investors also have a one-time "put" right 90 days after a non-hostile change of control of the Company to sell their then owned Aironet shares to the non-hostile successor within 30 days, for $10.50 per share.

         Mr. Wyser-Pratte believes that this almost $11 million potential windfall profit to the outside investors upon a friendly sale of the Company is not in the shareholders' best interests because such a payment will likely reduce the price that any acquiror will be willing to pay shareholders for their shares, in the aggregate, by the amount of such profit. Mr. Wyser-Pratte also believes that turning control of Aironet's board over to the outside investors if there is a hostile takeover of the Company is not in the best interests of shareholders because it will also likely reduce the price that a potential acquiror is willing to pay shareholders for their shares because Aironet is an important part of the Company's business.

         In Mr. Wyser-Pratte's opinion the Telxon shareholders should have the right to accept an Acquisition Proposal, whether or not such Proposal is approved by the Board.

         PLEASE SUPPORT OUR EFFORTS TO REFORM THE COMPANY'S CORPORATE GOVERNANCE SYSTEM. YOU ARE URGED TO VOTE IN FAVOR OF THESE PROPOSALS BY PROMPTLY SIGNING, DATING AND MAILING THE [COLOR] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

         ONLY YOUR LATEST-DATED PROXY WILL COUNT AT THE ANNUAL MEETING. THEREFORE, DO NOT SIGN ANY PROXY THAT MANAGEMENT MAY DELIVER TO YOU.

         If you have any questions concerning this Proxy Statement or need assistance in voting your Common Stock, feel free to call our proxy solicitor,
[            ] (the "Proxy Solicitor") toll-free at 1 800 [            ] or Eric
Longmire, Senior Managing Director of WPC, at (212) 495-5357.


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                              SHAREHOLDER PROPOSALS

PROPOSAL TO AMEND THE BYLAWS TO ALLOW SHAREHOLDERS TO DETERMINE WHETHER A PROPOSAL TO ACQUIRE THE COMPANY SHALL BE TREATED AS FRIENDLY OR HOSTILE

                             (ITEM 1 ON PROXY CARD)

SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO AMEND THE BYLAWS TO ALLOW SHAREHOLDERS TO DETERMINE WHETHER A PROPOSAL TO ACQUIRE THE COMPANY SHALL BE TREATED AS FRIENDLY OR HOSTILE:

         "RESOLVED, that the Shareholders hereby amend the Company's Bylaws (i) by adding the words, "Except as provided in Article X," to the beginning of
Article I, Section 3 (ii) by changing the existing first work of Article I,
Section 3 from "Special" to "special" and (iii) by adding a new Article X, which shall read as follows:

                                   `ARTICLE X

                       TREATMENT OF ACQUISITION PROPOSALS

                  Section 1. Notwithstanding anything in these Bylaws to the contrary, following the public announcement of any Acquisition Proposal, stockholders owning 10% in interest of the voting shares of the Corporation may call, by written notice to the Secretary of the Corporation at the Corporation's principal place of business, a special meeting of stockholders of the Corporation at which a stockholder vote shall be taken to determine whether the Acquisition Proposal is in the stockholders' best interests. The date for such special meeting shall not be less than ten nor more than ninety days after the date such special meeting is duly called by such stockholders. "Acquisition Proposal" means any offer or proposal, made in writing by press release, letter to the Corporation or its shareholders or any other means, to acquire the Corporation or all of its shares or all or substantially all of its assets, for cash or securities or any other consideration or combination thereof, by means of merger or other business combination and/or acquisition of shares, including, without limitation, any tender offer or exchange offer which is part of such offer or proposal and including any amendments to such offer or proposal; provided, however, that if any such offer or proposal is amended in any respect after shareholders have duly called a special meeting in accordance with this Article X but before the date of such special meeting, then such special meeting shall be held in accordance with the time limit prescribed by this Article X and Article Sixth, Paragraph C of the Corporation's certificate of incorporation based on the date on which shareholders gave the written notice requiring such meeting to be held, but the Acquisition Proposal considered and voted upon by the shareholders at such special meeting shall give effect to all such amendments.

                  Section 2. If the stockholders determine at such special meeting by the affirmative vote of a majority in interest of the shares represented and entitled to vote at the meeting that the Acquisition Proposal is in the best interests of stockholders, then the Acquisition Proposal shall be deemed to be "friendly" rather than "hostile" and the board of directors shall Withdraw the Poison Pill with respect to such Acquisition Proposal. "Withdraw the Poison Pill" shall mean: redeem the outstanding rights under the Rights Agreement between the Corporation and Key National Association, as Rights Agent, or take other action so that the existence of such rights does not interfere with the consummation of such Acquisition Proposal or any acquisition of the Company's shares which forms a part of such Acquisition Proposal.


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                  Section 3. If any particular provision of this Article X be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable so that the provisions of this Article X are enforced to the maximum extent possible.

                  Section 4. This Article X may not be altered or repealed except by a unanimous board vote of all the directors then in office or by the shareholders.' "

         The Poison Pill is one of the Company's principal anti-takeover devices. The Poison Pill makes it economically infeasible to acquire control of the Company in a transaction which is opposed by the board -- even if all, let alone a majority, of the shareholders were to favor the acquisition. The Poison Pill has this effect because it dilutes the ownership of stock by any purchaser who acquires more than a threshold amount of the Company's stock without the board's approval (see "OPERATION OF THE POISON PILL" below).

         Mr. Wyser-Pratte approves of the limited use of the Poison Pill to delay completion of an Acquisition Proposal for a reasonable period of time so that so that there is an opportunity for higher bids to emerge and for the board to communicate its views to shareholders. He believes, however, that the board should normally refrain from permanently blocking an Acquisition Proposal that is favored by the Company's shareholders. Mr. Wyser-Pratte believes that shareholders are generally able to judge for themselves whether an Acquisition Proposal is in their best interests, provided that they are given adequate information. Therefore, Mr. Wyser-Pratte is proposing that shareholders adopt an amendment (the "Shareholder Friendly Bylaw") to the Telxon bylaws. The Shareholder Friendly Bylaw would create a new policy at Telxon whereby once a proposal was made to acquire the Company, 10% of the Company's shareholders would have the right to call a special meeting of shareholders to conduct a shareholder vote on the question of whether or not the Acquisition Proposal was in the best interests of the shareholders. If the shareholders determine that such Acquisition Proposal was in their best interests, such Acquisition Proposal would be deemed to be a "friendly" proposal, and the Company's board would be required to cease using the Poison Pill to block the acquisition of shares pursuant to the Acquisition Proposal. The shareholder vote would give the board an opportunity to persuade shareholders that the continued use of the Poison Pill to block the Acquisition Proposal was in the best interests of shareholders and that the Acquisition Proposal should be deemed to be "hostile."

         Mr. Wyser-Pratte believes that the Shareholder Friendly Bylaw will give the ultimate decision about whether shareholders can sell their shares to those most directly affected by the decision - the owners of the Company. Under the Shareholder Friendly Bylaw a board of directors that wants to continue using the Poison Pill to block the acquisition of shares pursuant to an Acquisition Proposal would be subject to a shareholder referendum on the board's blocking strategy. Although the board could temporarily block the acquisition of shares pursuant to an unsolicited Acquisition Proposal and try to convince shareholders of the merits of its position, the shareholders would have the ultimate ability to exercise their property rights and business judgment to decide for themselves whether they want to sell their shares - and would be able to do so without being hindered by the board's use of the Poison Pill. If shareholders exercised their right under the Shareholder Friendly Bylaw to call a shareholders meeting to vote on an Acquisition Proposal, the board would be required by the Certificate of Incorporation to schedule the shareholders meeting no more than ninety days after the meeting was called; and the board would be required to stop using the Poison Pill to block the Acquisition Proposal if shareholders voted that the Acquisition Proposal was in their best interests.

         The Shareholder Friendly Bylaw would not affect the ability of the board under Sections 251 and 271 of the Delaware General Corporation Law to approve or disapprove of a proposed merger or sale of all or substantially all of the assets of the Company. The Bylaw follows an approach to tender offer regulation that is followed in Canada, the United Kingdom and other European countries in that it prevents the board from unilaterally electing to block the acquisition of shares pursuant to a qualified Acquisition Proposal for an indefinite period of time, but allows the board to protect shareholder interests


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by delaying the consummation of a bid while the board seeks a better offer or tries to persuade stockholders that the Acquisition Proposal is not in their best interests. A qualified Acquisition Proposal is one that the Company's shareholders have deemed to be "friendly" at a duly called and held shareholders' meeting. The idea of allowing shareholders to control the use of the Poison Pill after a period of time is not new. The Poison Pill described in Georgia Pacific Corp. v. Great Northern Nekoosa Corp., 727 F. Supp. 31 (D. Me.
1989) followed a similar approach. There the board was required, within 90 to 120 days after receiving an Acquisition Proposal, to hold a shareholder referendum on whether to accept the Acquisition Proposal and redeem the company's poison pill. Under Telxon's Certificate of Incorporation, the board sets the date of all special meetings, but such date cannot be later than 90 days after the meeting is called. Similarly, the "second generation" pill, described in Amanda Acquisition Corp. v. Universal Foods Corp. 708 F. Supp. 984 (E.D. Wis. 1989), allows a bidder, under certain circumstances, to require the board to hold a special meeting of shareholders within 120 days of the bidder's offer for the purpose of allowing shareholders to consider the offer, and, if the shareholders vote to request that the board accept the proposal, the pill is automatically withdrawn with respect to such offer to enable the bidder to consummate a cash tender offer in the next 60 days at a price not less than previously proposed. See Id. at 1007.

         The Shareholder Friendly Bylaw is also similar to the "chewable" pill which prevents the board from using the pill to block tender offers or exchange offers that meet certain criteria. Mr. Wyser-Pratte recently settled a proxy contest with an agreement for Pennzoil Company ("Pennzoil") to adopt a chewable pill and other large companies such as Texaco, Lockheed and USX also have chewable pills. Although Pennzoil's stock price increased by $1.325 during the two days following the Company's announcement of its adoption of the chewable pill, an aggregate increase in value to shareholders of almost $60 million, Mr. Wyser-Pratte, who has retained his Pennzoil stock position, is unable to determine the chewable pill's long-term effect on the price of the stock because Pennzoil's stock price has substantially declined due to numerous other factors including, without limitation, earnings downgrades due to higher than projected exploration expenses and a ten year low in oil prices. To Mr. Wyser-Pratte's knowledge, Pennzoil has not received any acquisition proposals since its adoption of the chewable pill.

         OPERATION OF POISON PILL. Telxon's Poison Pill operates in the following fashion: Pursuant to the Poison Pill, each certificate for shares of Common Stock also represents the same number of rights ("Rights"). Each Right, when exercisable, entitles the registered holder to purchase one share of Common Stock at a price of One Hundred Dollars ($100.00) per share (the "Purchase Price"). Both the Purchase Price and the number of shares issuable upon the exercise of each right are subject to adjustments upon the occurrence of certain events including, without limitation, in the event that any person shall become the beneficial owner of 15% or more of the Company's outstanding common stock. In such event, each holder of a right shall have the right to purchase at the purchase price a number of shares equal to the quotient obtained by dividing (i) the product of (x) the then current purchase price and (y) the number of shares issuable upon the exercise of a right by (ii) 50% of the 30 day average trading price of the Company's shares. Unless they become exercisable upon the occurrence of certain events as described below or unless earlier redeemed by the Company, the Rights will expire on July 31, 2006.

         If the Company is party to a merger or other business combination transaction (not approved by the Company's board) in which the Company is not the surviving corporation, or where the Common Stock is changed or exchanged, or 50% or more of the Company's assets or earning power are sold, each holder of a Right will have the right to receive shares of publicly traded common stock of the acquiring company having a market value of two times the Purchase Price or, in specified circumstances, cash in an amount determined under the Poison Pill.

         If the Company is the surviving corporation in a merger and the Common Stock is not changed or exchanged, or if any acquiring person engages in certain self-dealing transactions specified in the Poison Pill, or becomes the beneficial owner of 15% or more of the outstanding Common Stock, each


                                       8





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


holder of a Right (other than the acquiring person) will have the right to receive Common Stock having a market value of two times the then current Purchase Price.

         The Poison Pill discourages Acquisition Proposals not solicited by the Company's board of directors by effectively allowing the Company's stockholders to purchase additional shares of Common Stock at a discount following an acquisition of a large block of the Company's outstanding Common Stock by a party not approved by the Company's board and by increasing the value of consideration to be received by stockholders in certain transactions following such an acquisition.

         The Rights may be redeemed by the board at any time prior to the earlier of (i) the tenth Business Day (an "Acquisition Date") after the date of the public announcement that any person, other than an Exempt Person (as defined in the Poison Pill), alone or together with such person's affiliates and associates, has become the beneficial owner of 15% or more of the Company's then outstanding common stock, or such specified or unspecified later date as may be determined by the board prior to such tenth Business Day and (ii) the Final Expiration Date. The Final Expiration Date is the later of (x) July 31, 2006 and
(y) two years after any Distribution Date occurring prior to July 31, 2006.

         A Distribution Date occurs on the earlier of (i) an Acquisition Date, or such specified or unspecified later date as may be determined by the board prior to such Acquisition Date and (ii) the tenth Business Day following the day on which a tender offer or exchange offer by any person (other than the Company, any subsidiary of the Company or any employee benefit plan sponsored or maintained by the Company or any of its subsidiaries) is first published sent or given to shareholders and which, if successful, would result in such person becoming an Acquiring Person.

         The terms of the Rights may be amended by the Company's board without the consent of the shareholders.

THE FOREGOING IS A SUMMARY OF THE RELEVANT MATERIAL PROVISIONS OF THE POISON PILL AND IS QUALIFIED BY REFERENCE THERETO. THE DESCRIPTION OF THE RIGHTS SET FORTH AS ITEM 5 OF THE COMPANY'S CURRENT REPORT ON FORM 8-K, DATED AUGUST 5, 1996, IS ATTACHED HERETO AS EXHIBIT A.

         Under the Shareholder Friendly Bylaw, the board can temporarily use the Poison Pill to block an Acquisition Proposal. However, if the Company received an Acquisition Proposal that shareholders, by referendum at a special meeting, determined was in their best interests and therefore deemed "friendly", the board would be required thereafter to refrain from using the Poison Pill to block this Acquisition Proposal. Accordingly, the board would be required to exercise its powers under the Rights Agreement to either redeem the Rights or to amend the Poison Pill so that it would no longer be an impediment to the acquisition of shares pursuant to such an Acquisition Proposal. The board would be required by the Shareholder Friendly Bylaw to take such action even if the board believed in the exercise of its fiduciary duties that the Acquisition Proposal was not advantageous for the shareholders of Telxon. Mr. Wyser-Pratte believes that this result is in the best interest of shareholders because the shareholders, rather than the board of directors, should have the ultimate decision on whether to accept the Acquisition Proposal.

         IMPACT ON BOARD'S EXERCISE OF FIDUCIARY DUTIES. The Shareholder Friendly Bylaw would enable the Company's shareholders, including Mr. Wyser-Pratte, who wished accept an Acquisition Proposal opposed by the board to require the board to stop using the Poison Pill to block the acquisition of shares pursuant to the Acquisition Proposal by the affirmative vote of a majority in interest of the shares represented and entitled to vote at the meeting. While the Shareholder Friendly Bylaw could require the board to terminate such use of the Poison Pill, whether or not the Acquisition Proposal was advantageous for the Company's shareholders, Mr. Wyser-Pratte believes that the shareholders' vote that the Acquisition Proposal was in their best interests would be prima facie evidence that the Acquisition


                                       9




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

Proposal was advantageous for the Company's shareholders, and therefore, in his opinion, the adoption of the Shareholder Friendly Bylaw is in the shareholders' best interests.

         The Shareholder Friendly Bylaw has no effect on the board's use of the Poison Pill unless shareholders affirmatively vote that an Acquisition Proposal is in their best interests at a duly called and held special meeting. If an Acquisition Proposal is made at a price which is unattractive to shareholders, or which is unrealistically low in light of the value the Company can achieve for shareholders over time, the board can use the Poison Pill to facilitate competing bids, or in the absence of competing bids, to ward off Acquisition Proposals that are not, in the opinion of the shareholders, in the shareholders' best interests.

         Mr. Wyser-Pratte is aware of only one instance of a public corporation with a mechanism like the Shareholder Friendly Bylaw being acquired in a hostile transaction at a price higher than the initial offer. The Great Northern Nekoosa poison pill, described above, was similar to the Shareholder Friendly Bylaw because it required the board within 90 to 120 days after receiving an offer, to hold a shareholder referendum on whether to accept the offer and redeem the company's poison pill. There, according to Wall Street Journal reports, Georgia Pacific made an initial offer of $58 per share for Great Northern Nekoosa and was ultimately successful in acquiring Great Northern Nekoosa at $65.75 per share. Except for the Great Northern Nekoosa acquisition, the generalization that target companies tend to receive subsequent offers higher than the initial offers is based on companies that did not have in place a mechanism similar to the Shareholder Friendly Bylaw. Mr. Wyser-Pratte believes, however, that the enactment of the Shareholder Friendly Bylaw will not eliminate the competitive process that produces subsequent offers higher than the initial Acquisition Proposal. Rather, in his opinion, the Shareholder Friendly Bylaw will stimulate the auction process and encourage potential bidders to come forward with higher offers after an initial Acquisition Proposal is made because the board will not have the power to discourage potential bidders by blocking their Acquisition Proposals indefinitely. Furthermore, he believes that the up to ninety-day waiting period built into the Shareholder Friendly Bylaw by the timeline in the Company's Certificate of Incorporation for directors to set the date of any special meeting of shareholders will assure that potential bidders have an adequate period of time in which to evaluate the Company and formulate their Acquisition Proposals.

         Under Article Sixth, Paragraph C of the Company's Certificate of Incorporation, the board is empowered to set the date of all special meetings of shareholders, and that date must be not less than 10 or more than 90 days after date such meeting is duly called. This provision for setting the date of special meetings applies to meetings called by shareholders as well as to meetings called by the board. If a special meeting were called so that shareholders could consider and vote upon an Acquisition Proposal and the Acquisition Proposal was thereafter amended, the amendment would have no effect on the timing of the special meeting. While shareholders would vote on the Acquisition Proposal, as amended, the board would be required to hold the meeting within 90 days after it was originally called.

         Based on his experience as an investor in target company securities, Mr. Wyser-Pratte believes that ninety days is normally sufficient time for a target company, seeking a higher offer, to complete the bidding process. For example, the Great Northern Nekoosa poison pill discussed above provided for a shareholder referendum--90 to 120 days after an Acquisition Proposal was received--on whether the Acquisition Proposal should be accepted and the pill redeemed. Circumstances could arise in which a board of directors seeking a higher offer was unable to complete the entire process of finding and closing an alternative transaction before the shareholder vote on the pending proposal. Similarly, if a board were trying to negotiate the terms of an acquisition with a prospective purchaser, the inability to block a tender offer to the Company's shareholders by that purchaser beyond the date of the shareholder meeting could reduce the board's leverage to negotiate favorable terms for stockholders. Mr. Wyser-Pratte believes that the Shareholder Friendly Bylaw need not prevent the board from obtaining the best possible terms for stockholders in either of these situations, because the board would be free to explain to shareholders why more time was needed and to convince shareholders that the current Acquisition Proposal was not in their best interests so that the board could continue using the Poison Pill against an Acquisition Proposal.

The adoption of the Shareholder Friendly Bylaw would not force the acceptance of any Acquisition Proposal. If shareholders did not believe that an Acquisition Proposal reflected the Company's intrinsic values, they would be free to vote that the Acquisition Proposal was not in their best interests, deeming the Acquisition Proposal "hostile" and providing for the continued use of the Poison Pill against the Acquisition Proposal. It is possible, however, that under the Shareholder Friendly Bylaw the board would lose the power to use the Poison Pill against an Acquisition Proposal that was not in the best interests of shareholders if the board failed to convince shareholders of the detriments of the Acquisition Proposal.

         Mr. Wyser-Pratte believes that the provision for a shareholder vote assures that the Bylaw will not be used to facilitate coercive Acquisition Proposals. The courts have defined a coercive offer as "an offer which has the effect of compelling shareholders to tender their shares out of fear of being treated less favorably in the second stage." Moore Corp. v. Wallace Computer Servs, Inc., 907 F. Supp. 1545, 1557 n.13 (D. Del. 1995) (interpreting Delaware law). If a majority of the Company's shareholders consider an Acquisition Proposal coercive, the shareholders will not vote to deem the Acquisition Proposal a "friendly" Acquisition Proposal.


         LEGAL VALIDITY. Mr. Wyser-Pratte believes, after consultation with Howard, Smith & Levin, counsel to WPC, that the Shareholder Friendly Bylaw is valid under Delaware law because Delaware law authorizes shareholders to adopt bylaws that relate to the powers of the shareholders and the board of directors. However, he recognizes that the Delaware courts have not specifically considered the validity of the Shareholder Friendly Bylaw or any similar bylaw and, therefore, have not resolved the extent to which stockholder-adopted bylaws may limit the authority of the board of directors to oppose, or to adopt or employ defensive measures against, takeover bids favored by a majority of the shareholders. Accordingly, based on his consultation with counsel, Mr. Wyser-Pratte believes it is uncertain whether the Shareholder Friendly Bylaw would survive a court challenge. Because of the absence of any decisions under Delaware law specifically addressing the legality of a bylaw similar to the Shareholder Friendly Bylaw, Mr. Wyser-Pratte did not request a written opinion of counsel regarding the legality of the Shareholder Friendly Bylaw.


         However, there is support for the validity of the Shareholder Friendly Bylaw in a recent Oklahoma Federal Court decision involving provisions of the Oklahoma Corporation Law that are substantially the same as the Delaware provisions applicable to the Company. International Brotherhood of Teamsters General Fund v. Fleming Companies, Inc., No. Civ-96-1650-A (W.D. Okla. Jan. 14,
1997). The Fleming court required a corporation to include in its proxy statement for its 1997 annual shareholders meeting a proposal to adopt a bylaw requiring the board of directors to redeem the existing poison pill and to submit any successor poison pill to a shareholder vote. In reaching this decision the court found that the shareholders had the power to nullify or amend a poison pill adopted by the board. The court's decision has been appealed to the Tenth Circuit Court of Appeals, which has requested a ruling on the validity of the bylaw under Oklahoma law from the Oklahoma Supreme Court.

         Mr. Wyser-Pratte believes that Section 109 of the Delaware General Corporation Law authorizes the enactment of the Shareholder Friendly Bylaw.
Section 109(a) gives stockholders the power to "adopt, amend or repeal Bylaws."
Section 109(b) states: "The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." (emphasis added). The Shareholder Friendly Bylaw relates to "the rights or powers of...stockholders, [or] directors" because it allows shareholders to take away the board's power to use the Poison Pill against an Acquisition Proposal by voting that such Acquisition Proposal is in the shareholder's best interests.

         Section 109 does invalidate bylaws that are "inconsistent with law or with the certificate of incorporation . . . ." In a review of the Delaware
General Corporation Law, the Company's Certificate of Incorporation and Amended and Restated Bylaws (the "Bylaws"), Mr. Wyser-Pratte has not discovered


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
any provisions that bar stockholders from adopting the Shareholder Friendly Bylaw. He believes that Section 141(a) of the Delaware General Corporation Law does not bar the adoption of the Shareholder Friendly Bylaw. That section states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation" (emphasis added). Mr. Wyser-Pratte believes that the adoption of the Shareholder Friendly Bylaw is not inconsistent with Section 141(a) for several reasons. First, Mr. Wyser-Pratte believes that the enactment of the Shareholder Friendly Bylaw does not involve management of the "business and affairs of the corporation" within the meaning of Section 141(a), but rather the creation of a framework or parameters within which such management takes place. Second, to the extent that Section 141(a) is read as granting the board of directors authority over the business and affairs of the corporation, that grant is not by its terms exclusive and is qualified by the phrase "except as may be otherwise provided in this chapter or in its certificate of incorporation." Therefore, Mr. Wyser-Pratte believes, Section 141(a) leaves room for the grant of authority in Section 109 for stockholders to adopt bylaws which relate to the rights and powers of stockholders and directors and, in particular, permits the adoption of bylaws like the Shareholder Friendly Bylaw that permit shareholder referendum on important corporate governance decisions by the board, such as the decision to continue using the Poison Pill to block an Acquisition Proposal for the Company's shares. Finally, Mr. Wyser-Pratte believes that any reading of
Section 141(a) that invalidated the Shareholder Friendly Bylaw would make meaningless Section 109's broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors.

         While no case other than Fleming has considered the validity of bylaws similar to the Shareholder Friendly Bylaw, there are cases that have upheld bylaws allocating corporate governance powers to the shareholders, against claims that these bylaws illegally invade the board's power to manage the business and affairs of the corporation. Such cases include Securities and Exchange Commission v. Transamerica Corp., 163 F. 2d 511 (3rd Cir. 1947), cert. denied, 332 U.S. 847 (1948) (upholding bylaw allowing the shareholders of a Delaware corporation to select the company's independent auditors) and Ripley v. Storer, N.Y. Sup. Ct., 139 N.Y.S. 2d 786, aff'd N.Y. App. Div., 142 N.Y.S. 2d 269 (1955) (involving a New York corporation which adopted a bylaw requiring shareholder approval of contracts entered into by the board of directors).

         More generally, the Delaware Supreme Court has strongly endorsed the power of shareholders to adopt corporate bylaws. The Delaware Supreme Court has stated: "The power [of stockholders] to make and amend the bylaws of a corporation has been recognized as an inherent feature of the corporate structure. The bylaws of a corporation are presumed to be valid, and the courts will construe the bylaws in a manner consistent with the law rather than strike down the bylaws." Frantz Manufacturing Co. v. EAC Industries, Del. Supr., 501 A.2d 401, 407 (1985) (citations omitted). Other courts have recognized that shareholders, as the owners of a corporation, have "the power to prescribe rules for the government of business corporations." Rogers v. Hill, 289 U.S. 582, 588
(1933). In Rogers, the United States Supreme Court rejected the argument that a charter provision allowing directors to make or alter bylaws eliminates the power of shareholders to do so. The Court also noted that such an interpretation would be in direct conflict with a holding of the New Jersey Supreme Court, which the Court quoted: "It would be preposterous to leave the real owners of the corporate property at the mercy of their agents, and the law has not done so." Id. at 589.

         Courts interpreting Delaware law have also recognized that the use of the Poison Pill against an Acquisition Proposal is a defensive action by the board. Moran v. Household Int'l, Inc., 500 A.2d 1346, 1354 (Del. 1985) (board faced with tender offer and request to redeem rights plan will be held to same fiduciary duties under Unocal as would apply to any decision to adopt defensive mechanism); Moore Corp. v. Wallace Computer Servs, Inc., 907 F. Supp. 1545, 1556 (D. Del. 1995) ("With respect to the failure to redeem the poison pill, the Court finds this to be a defensive measure").

         Mr. Wyser-Pratte also believes that there is no inconsistency between the Shareholder Friendly Bylaw and Section 157 of the Delaware General Corporation Law. While Section 157 states that rights or


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
options to purchase a company's stock shall be subject to agreements approved by the board of directors, Section 157 does not require that the board of directors shall exclusively control the exercise of the company's rights under such agreements, and Mr. Wyser-Pratte believes that any agreement that purports to bar a company from allowing shareholders to participate in the control of such rights is an illegal infringement on the power of shareholders to enact bylaws. The opinion in the Fleming case, cited above, rejected the company's argument that an Oklahoma provision identical to Section 157 prevented shareholders from requiring redemption of the company's Poison Pill. Section 157 differs from the Georgia statutory provision that was at issue in Invacare Corp. v. Healthdyne Technologies, Inc., 968 F. Supp. 1578 (N.D. Ga. 1997). There a federal district court, interpreting the Georgia statute dealing with rights or options to purchase a company's stock, held that the statute barred shareholders from requiring the redemption of the Poison Pill. However, the Georgia statute, unlike Delaware Section 157, states that the board shall have "sole discretion" over the terms of rights to acquire the company's stock, language which, the Invacare court determined, was enacted to give the board of a Georgia corporation sole discretionary control over the terms and conditions of a Poison Pill. Section 157 has no such language or statutory history and therefore, Mr. Wyser-Pratte believes, the Invacare case does not apply to the Shareholder Friendly Bylaw.

         Mr. Wyser-Pratte also believes that the Shareholder Friendly Bylaw does not conflict with Delaware case law dealing with the fiduciary duties of boards of directors. In certain cases, courts interpreting Delaware law have, on the basis of particular facts presented, upheld reasonable defensive measures adopted by directors who, in good faith and upon reasonable investigation, believed that a hostile offer posed a danger to corporate policy and effectiveness, even though a majority of the stockholders may have tendered their shares. Mr. Wyser-Pratte believes, however, that those cases do not support invalidating the Shareholder Friendly Bylaw because those cases only dealt with whether the board had properly exercised its powers, and not with whether those powers can be circumscribed by bylaws previously adopted by the shareholders pursuant to Section 109. In none of those cases was the board's discretion limited by a bylaw previously adopted by stockholders pursuant to the grant of authority in Section 109. Mr. Wyser-Pratte believes it is inherent in the Delaware scheme of corporate law that while the board is entitled to exercise its judgment in responding to a tender offer or other takeover bid, the board must exercise its judgment within the framework of statutes (including
Section 109), charter provisions and bylaws, such as the Shareholder Friendly Bylaw, which in certain instances limit the actions that directors may take even when the directors believe that their chosen course of action is in the best interests of stockholders. Mr. Wyser-Pratte further believes that the Shareholder Friendly Bylaw is supported by Delaware case law recognizing that at some point in time the failure to redeem a poison pill can constitute a fiduciary breach (See Moore, 907 F. Supp. at 1556), and by Delaware case law recognizing that board actions designed principally to interfere with the effectiveness of a shareholder vote are a breach of the directors' fiduciary duties unless there is a compelling justification for the board action, even if the directors believe that their actions are in the shareholders' best interests. See, Blasius Industries, Inc. v. Atlas Corporation, Del. Ch., 564 A.2d 651 (1988), and Stahl v. Apple Bancorp, Del. Ch., 579 A.2d 1115, 1124
(1990)). It should be noted, however, that the Blasius and Apple Bank cases involved actions by the board taken to interfere with shareholder voting rights, rather than shareholder-adopted bylaws that would allow shareholders to limit the board's freedom to take actions that the directors believe are in the shareholders' best interests.

         In any event, Mr. Wyser-Pratte believes that if the existing Telxon board attempts to use the Poison Pill to block a premium Acquisition Proposal, the board will be subject to stricter judicial review than the courts applied in the leading Delaware cases upholding the use of a poison pill to block a premium offer. In each of those cases, the court explicitly stated that the board's showing of good faith and reasonable investigation was "materially enhanced" by the presence of a majority of outside independent directors. See, Unocal Corp.
v. Mesa Petroleum Co., 493 A.2d at 955; Unitrin v. American General Corp., 651 A.2d 1361, 1375 (1995); Moore Corp. v. Wallace Computer Servs, Inc., 907 F. Supp. 1545 at 1560. Mr. Wyser-Pratte believes that the Telxon board does not have a majority of outside independent directors. Therefore, in his opinion, it is doubtful whether the existing Telxon board, composed primarily of inside and otherwise interested directors, will be able to carry its Unocal burden in


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a situation where it is blocking a premium Acquisition Proposal and has not offered shareholders a value maximizing alternative.

         The Complaint filed by the Company on July 13, 1998 seeking declaratory and injunctive relief in the United States District Court for the District of Delaware (the "Complaint") indicates that the Company believes that the Shareholder Friendly Bylaw is invalid under Delaware law because the grant of authority to manage the business and affairs of the corporation in Section 141(a) of the Delaware General Corporation Law is exclusive, and that any deviation from this general rule must be explicitly spelled out in the Company's Certificate of Incorporation. A copy of the Complaint is attached as Exhibit B hereto and incorporated herein by reference. See, "Certain Litigation."

         Mr. Wyser-Pratte does not agree with the Company's analysis of Section 141(a) of the Delaware General Corporation Law as it applies to the Shareholder Friendly Bylaw. As described more fully above, Mr. Wyser-Pratte believes that, to the extent that 141(a) is interpreted as granting authority to the board over the business and affairs of a company, the savings clause in Section 141(a), "except as may be otherwise provided in this chapter" (omitted from the statutory language quoted in the Complaint), qualifies such grant of authority. Therefore, Mr. Wyser-Pratte believes, Section 141(a) leaves room for the grant of authority in Section 109 for stockholders to adopt bylaws which relate to the rights and powers of stockholders and directors and, in particular, permits the adoption of bylaws like the Shareholder Friendly Bylaw that create a framework in which the board makes important corporate governance decisions, such as the decision to continue using the Poison Pill to block an Acquisition Proposal for the Company's shares.

         The Complaint also indicates that the Company believes that the Shareholder Friendly Bylaw limits the board's power to manage and direct the affairs of the Company with respect to an Acquisition Proposal and "renders the board helpless" to act with regard to an acquisition proposal and is therefore invalid under Section 141 of the Delaware General Corporation Law which imposes fiduciary duties on the board to adopt or maintain defensive measures in the face of Acquisition Proposals that the board determines are not in the best interest of shareholders.

         Mr. Wyser-Pratte does not agree with the Company's analysis of the effect that the Shareholder Friendly Bylaw has on the board's discharge of its fiduciary duties. As described more fully above, Mr. Wyser-Pratte believes that the board is required to exercise its powers and discharge its duties within a framework of laws and charter and bylaw provisions that may limit the board's powers to do what it thinks is in the best interests of shareholders, and the Shareholder Friendly Bylaw would be a part of that framework. Moreover, the Shareholder Friendly Bylaw need not prevent the board from taking defensive actions against an acquisition proposal it opposes because the Bylaw gives the board discretion to use the Poison Pill against an offer for up to 90 days after shareholders call a meeting to vote on the offer, and gives the board an opportunity to persuade shareholders that the offer is not in their best interests and that the board should be allowed to use the Poison Pill against the offer for an indefinite time period.


         Mr. Wyser-Pratte believes, after consultation with Howard, Smith & Levin, his legal counsel, that even if the Delaware courts did not uphold the provisions of the Shareholder Friendly Bylaw that require the board to Withdraw the Poison Pill, there is no question as to the legal validity of the provisions of the Shareholder Friendly Bylaw giving shareholders the right to call and hold a special meeting to vote on whether they consider an Acquisition Proposal to be in their best interests. Article Sixth, Paragraph C of the Certificate of Incorporation provides that special meetings of stockholders may be called "for any purpose by the Chairman of the Board of Directors, by the President or by the Board of Directors of the Corporation or as otherwise provided in the By-laws of the Corporation (emphasis added). Section 211(d) of the Delaware General Corporation Law provides that "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws."

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IN ORDER TO GIVE SHAREHOLDERS A GREATER VOICE IN THE GOVERNANCE OF THE COMPANY,
MR. WYSER-PRATTE RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AMEND THE BYLAWS TO ALLOW SHAREHOLDERS TO DETERMINE WHETHER A PROPOSAL TO ACQUIRE THE COMPANY SHALL BE TREATED AS "FRIENDLY" OR "HOSTILE".

PROPOSAL TO ADOPT A "SHAREHOLDER INTERESTS PROTECTION BYLAW" THAT WOULD REQUIRE A UNANIMOUS VOTE OF THE DIRECTORS TO APPROVE "DEFENSIVE ACTIONS" BY THE BOARD UNLESS SUCH ACTIONS HAVE BEEN APPROVED BY A SHAREHOLDER VOTE

                             (ITEM 2 ON PROXY CARD)

SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO ADOPT A "SHAREHOLDER INTERESTS PROTECTION BYLAW" THAT WOULD REQUIRE A UNANIMOUS VOTE OF THE DIRECTORS TO APPROVE "DEFENSIVE ACTIONS" BY THE BOARD UNLESS SUCH ACTIONS HAVE BEEN APPROVED BY SHAREHOLDERS:

         "RESOLVED, that the Shareholders hereby amend the Company's Bylaws by adding a new Article X, which shall read as follows:

                  `Notwithstanding any provision to the contrary contained in these Bylaws, the unanimous vote of all the directors then in office shall be required to approve any Defensive Action by the board of directors, provided, however, that any such Defensive Action may be authorized by the vote of a majority of the directors present at a meeting at which a quorum is present if such authorization is ratified by the affirmative vote of a majority in interest of the shares represented and entitled to vote at a shareholders meeting at which a quorum is present. `Defensive Action shall mean: any action by the board with the purpose or effect, in whole or in part, of impeding a change in control of the Company or increasing the board's power to impede such a change in control in the future, including without limitation (1) a decision by the board not to redeem the outstanding Rights (the "Rights") under the Amended and Restated Rights Agreement between the Company and Key National Association, as Rights Agent (the "Poison Pill") or not to take other action so that the existence of such Rights does not interfere with the acquisition of the Company's shares or an offer to acquire such shares, (2) the extension of the expiration date of the Poison Pill past the Final Expiration Date (as defined therein) or the addition of a "Dead Hand" provision to such Pill, (3) the expenditure of any corporate funds on a proxy contest against a shareholder of the Company (including litigation in connection with such proxy contest), unless the Company agrees to reimburse all such costs incurred by such shareholder if 10% of the Company's shares are voted in favor of any of such shareholder's proposals or (4) the amendment of the Shareholders Interests Protection Bylaw; provided, however, that subject to clauses (2), (3) and (4) of this sentence, if an offer is made to acquire the Company or all of the Company's shares, and the Board determines in accordance with applicable law that such offer will maximize the company's value at a sale for the shareholders' benefit, no action taken by the Board to facilitate such offer shall be a Defensive Action. A "Dead Hand" provision shall mean: any provision of the Rights agreement between the Company and Key National Association, as Rights Agent, or any related document (the "Poison Pill") that limits in any way the voting power of directors elected after a certain date or event on matters relating to the Poison Pill, compared to either the voting power of directors elected prior to such date or event or the voting power of directors elected on the recommendation of directors elected prior to a specified date or event.' "

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


         Mr. Wyser-Pratte is proposing the adoption of a bylaw (the "Shareholder Interests Protection Bylaw") that would require a unanimous board vote to approve any Defensive Action by the board, unless such action was approved by a shareholder vote. If this bylaw is adopted and Professor Macey is elected to the board, Professor Macey's vote would be required to approve any Defensive Action by the board.

         The proposed bylaw defines "Defensive Action" to include any action with the purpose or effect, in whole or in part, of impeding a change in control of the Company or increasing the board's power to impede such a change in control in the future. Mr. Wyser-Pratte believes it is desirable to include a general definition of Defensive Action in the bylaw, so that the bylaw covers any new devices that are created to block takeover bids in the future. He also believes that such a general definition can be applied by the courts, since the Delaware courts already apply a similar test in determining whether a board is engaged in anti-takeover defenses that give rise to "enhanced" duties under Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985). With limited exceptions, the definition of Defensive Action specifically excludes any action taken by the board to facilitate an offer that a majority of the board determines will maximize the Company's value in a sale for the benefit of stockholders. Therefore, if after receiving an Acquisition Proposal, the Company determines, in accordance with applicable law, that an offer from a "white knight" will maximize the Company's value at a sale for the shareholders' benefit, the board would not have to act by a unanimous vote to block the original Acquisition Proposal and facilitate the offer from the white knight. This exclusion from the definition of "Defensive Action" does not apply to a decision to extend the expiration date of the Poison Pill, to add a "Dead Hand" clause (as defined below) to the Poison Pill, to refuse to reimburse the costs incurred by a shareholder in a proxy contest or to amend the Shareholder Interests Protection Bylaw.

         In addition to proscribing the use of the Poison Pill to block an acquisition, the Shareholder Interests Protection Bylaw will require a unanimous board vote (or shareholder approval) to extend the Pill past its present expiration date or to amend the Pill to include a Dead Hand clause. A "Dead Hand" clause typically prevents a newly elected board from voting to redeem the Pill by only allowing such action to be taken by "Continuing Directors" (i.e., directors who were in office before a change in control, or their designees). Mr. Wyser-Pratte believes that it would be a breach of the directors' fiduciary duties to add a Dead Hand clause to the Company's Poison Pill. When the Delaware Supreme Court upheld the adoption of a Poison Pill in Moran, its decision was premised in part on the assumption that the Poison Pill would not prevent a bidder from replacing the existing board through a successful proxy contest and then redeeming the Poison Pill. A Dead Hand clause would prevent a bidder from redeeming the Poison Pill by this means. Nevertheless, Mr. Wyser-Pratte has included a specific reference to the Dead Hand Clause in the Shareholder Interests Protection Bylaw, to reduce the risk that the board would adopt such a provision and that it would be upheld.

         Certain actions, which are a part of the board's normal corporate governance, such as filling board vacancies, might come within the definition of Defensive Actions if there were a contest for control of the Company. Under the Shareholder Interests Protection Bylaw such actions, as well as other defenses against a takeover bid, would have to be ratified by shareholders unless such defensive actions were unanimously approved by the board. Because of the provision for shareholder ratification, however, an individual director would not have the power to block Defensive Actions against a takeover bid that was opposed by a majority of the board and, therefore, Mr. Wyser-Pratte believes that the adoption of the Shareholder Interests Protection Bylaw would not facilitate coercive offers or unduly restrict the board's bargaining power. See discussion of these issues under "Impact on Board's Exercise of Fiduciary Duties" in section on Shareholder Friendly Bylaw, supra.

         While it is possible that the Shareholder Interests Protection Bylaw could delay board actions that might be beneficial to shareholders, Mr. Wyser-Pratte believes, given the history of the Telxon board's response to the Symbol Acquisition Proposal, that the present Telxon board cannot be relied upon to act in the best interests of shareholders when responding to Acquisition Proposals, and that there is a greater risk that without the Shareholder Interests Protection Bylaw the board will take action that denies shareholders an opportunity to receive or accept an advantageous Acquisition Proposal.

         The Shareholder Interests Protection Bylaw would enable individual directors (including Professor Macey if he is elected to the board) to block a Defensive Action approved by a majority of the board unless such actions were ratified by a shareholder vote. While the Shareholder Interests Protection Bylaw would have this effect, whether or not such Defensive Action was in the best interests of shareholders, Mr. Wyser-Pratte believes that the failure of such Defensive Action to obtain approval by a unanimous board vote or majority shareholder vote would be evidence that the Defensive Action was not advantageous for shareholders and, therefore, he believes the adoption of the Shareholder Interests Protection Bylaw is in the shareholders' best interests.

         The Complaint indicates that the Company believes that Mr. Wyser-Pratte's disclosure regarding the Shareholder Interests Protection Bylaw is materially misleading because it gives the false impression that the unanimous vote requirement can be easily circumvented by seeking shareholder ratification and fails to make clear that because of the time required to obtain shareholder approval, the Shareholder Interests Protection Bylaw might prevent the Company from adopting a defensive measure in time for it to be effective even if the measure was favored by a majority of both the board and the shareholders.

         Mr. Wyser-Pratte believes that this problem can be avoided if directors who oppose the adoption of Defensive Actions against an Acquisition Proposal allow the board to use the Poison Pill temporarily to prevent the consummation of the Acquisition Proposal so that the board can evaluate the Acquisition Proposal and seek shareholder approval to use Defensive Actions against it. Professor Macey believes that his fiduciary duties as a Telxon director would generally require him to support such temporary use of the Poison Pill. Professor Macey recognizes, however, that in extraordinary circumstances, there may be compelling reasons to allow an Acquisition Proposal to proceed on a timetable that does not permit such a shareholder vote, such as a circumstance in which a potential acquiror has made an Acquisition Proposal for the Company that is particularly attractive to shareholders and that may not remain open during the time required to hold a shareholder vote. Mr. Wyser-Pratte also generally supports such use of the Poison Pill.

         The definition of Defensive Actions also includes the expenditure of Company funds on a proxy contest against a shareholder (including expenditures on litigation) unless the board agrees to reimburse the shareholder's expenses if at least 10% of the Company's shares are voted in favor of any of the shareholder's proposals. Mr. Wyser-Pratte included this provision in the definition of Defensive Action to help create a level playing field in future proxy contests. Today management is able to utilize Company funds in a proxy contest with shareholders, while the shareholders (who may be seeking to vindicate the interests of all shareholders) must fund their own expenses. Typically, the shareholder's expenses do not get reimbursed by a company unless a court orders these expenses to be reimbursed or there is a change in control of the company and the new board votes to reimburse the expenses.

         Under the Shareholder Interests Protection Bylaw, the Company would be required to reimburse the expenses incurred by a shareholder in a proxy contest supported by as little as 10% of the outstanding shares unless the decision not to reimburse such expenses was approved by a unanimous board vote or the vote of a majority of the shares represented and entitled to vote at a shareholders meeting.

         The definition of Defensive Actions also includes any amendment or repeal of the Shareholder Interests Protection Bylaw. Mr. Wyser-Pratte has included this element in the definition of Defensive Actions in order to prevent less than all the Company's directors from repealing the Bylaw without shareholder approval.


         LEGAL VALIDITY. While there are no Delaware cases considering the validity of a Shareholder Interests Protection Bylaw, Mr. Wyser-Pratte believes, after consultation with Howard, Smith & Levin, counsel to WPC, that this bylaw is legally valid. Because of the absence of any decisions under Delaware law specifically addressing the legality of a bylaw similar to the Shareholder Interests Protection Bylaw, Mr. Wyser-Pratte did not request a written opinion of counsel regarding the legality of the Shareholder Interest Protection Bylaw.

         The essential feature of the Shareholder Interests Protection Bylaw is a requirement for the board to act unanimously to authorize Defensive Actions. The Bylaw also permits the board to authorize Defensive Actions by a lesser vote if the shareholders ratify the board's action; but the board does not need shareholder approval as long as the board acts unanimously.

         A unanimous vote requirement for action by the board is authorized by
Section 141(b) of the Delaware General Corporation Law which states in relevant part: "The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the certificate of incorporation or the bylaws shall require a vote of a greater number." (emphasis added). In Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) (citations omitted) the Delaware Supreme Court ruled that a majority shareholder may adopt a bylaw requiring a unanimous vote for action by the board in order "to limit the Frantz board's anti-takeover maneuvering after EAC had gained control of the corporation."

         The Complaint indicates that the Company believes that the Shareholder Interests Protection Bylaw is invalid under Delaware Law because it prohibits the Company's board of directors from exercising its fiduciary duties by preventing the board from responding to and resisting a takeover attempt it believes to be against the best interests of the Company and the shareholders.

         Mr. Wyser-Pratte does not agree with the Company's legal interpretation of the Shareholder Interests Protection Bylaw because the bylaw does not prevent the Board from taking actions it believes are necessary but instead requires that the board take such actions by unanimous vote, as permitted by Section 141(b) of the Delaware General Corporation Law, or that such actions be ratified by a shareholder vote.

         The Complaint also indicates that the Company believes that the Shareholder Interests Protection Bylaw is invalid under Delaware Law because the definition of Defensive Action is vague and overbroad and not capable of being properly interpreted, leaving almost any action of the board not approved by unanimous vote subject to attack on the basis that it has not been properly authorized.

         Mr. Wyser-Pratte does not agree that the definition of Defensive Action is vague and overbroad because this definition of Defensive Action is the same definition that has been used by the Delaware courts in determining whether board actions are subject to heightened scrutiny under Unocal, and Mr. Wyser-Pratte believes that such actions can be, and have been, identified and defined by the Delaware courts, see, e.g. Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.506 A.2d 173 (Del 1986) (lock-up option); Blasius Industries, Inc.
v. Atlas Corporation, Del. Ch., 564 A.2d 651 (1988) (board packing); Paramount Communications v. Time, Inc., 571 A.2d 1140, 1152 (Del 1989) (defensive merger); Stahl v. Apple Bancorp, Del. Ch., 579 A.2d 1115, 1124 (1990) (postponement of annual meeting); Unitrin v. American General Corp., 651 A.2d 1361, 1375 (1995) (defensive stock repurchase).

IN ORDER TO GIVE SHAREHOLDERS A GREATER VOICE IN THE GOVERNANCE OF THE COMPANY, MR. WYSER-PRATTE RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AMEND THE BYLAWS TO REQUIRE A UNANIMOUS VOTE OF THE DIRECTORS TO APPROVE "DEFENSIVE ACTIONS" BY THE BOARD UNLESS SUCH ACTIONS HAVE BEEN APPROVED BY A SHAREHOLDER VOTE

PROPOSAL TO AMEND THE BYLAWS TO ALLOW THE HOLDERS OF 25% OF THE SHARES TO CALL A SPECIAL MEETING OF SHAREHOLDERS

                             (ITEM 3 ON PROXY CARD)

         "RESOLVED, that in accordance with Article IX of the Bylaws of the Company, the Shareholders of the Company hereby amend Article I, Section 3 of the Bylaws so that it reads in its entirety as follows:

         `Special meetings of the stockholders or any class thereof entitled to vote may be called by the Chairman of the Board, by the Chief Executive Officer, by the President, by the Board of Directors or by shareholders holding 25% in interest of the outstanding shares of the Corporation. In the case of a meeting called by shareholders, such meeting shall be called by written notice to the Secretary of the Corporation at the Corporation's principal place of business. This Bylaw may not be altered or repealed except by a unanimous board vote of all the directors then in office or by the shareholders.' "

         Mr. Wyser-Pratte believes that a 25% requirement for calling a special meeting is reasonable and beneficial to shareholders because if a significant number of shareholders want to bring an issue before the Company's other shareholders, they should be able to do so. Under the Company's existing Bylaws, even 49% of the Company's shareholders do not have the power to call a special meeting because the Bylaws require the request of a majority in amount of the entire capital stock of the Company in order to call a special meeting.

         Such an amendment of the Bylaws is authorized by the Company's Certificate of Incorporation and by the Delaware General Corporation Law. Article Sixth, Paragraph C of the Certificate of Incorporation provides that special meetings of stockholders may be called "for any purpose by the Chairman of the Board of Directors, by the President or by the Board of Directors of the Corporation or as otherwise provided in the By-laws of the Corporation (emphasis added). Section 211(d) of the Delaware General Corporation Law provides that "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws."

IN ORDER TO GIVE SHAREHOLDERS A GREATER VOICE IN THE GOVERNANCE OF THE COMPANY, MR. WYSER-PRATTE RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AMEND THE BYLAWS TO ALLOW THE HOLDERS OF 25% OF THE SHARES TO CALL A SPECIAL MEETING OF SHAREHOLDERS.

         PROPOSAL TO AMEND THE BYLAWS TO ELECT NOT TO BE GOVERNED BY THE BUSINESS COMBINATION STATUTE (THE "SECTION 203 BYLAW")

                             (ITEM 4 ON PROXY CARD)

         SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO AMEND THE BYLAWS TO ELECT NOT TO BE GOVERNED BY THE BUSINESS COMBINATION STATUTE:

         "RESOLVED, that pursuant to Section 203(b)(3) of the Delaware General Corporation Law, the Shareholders hereby amend the Company's Bylaws by adding a new Article XI which shall read as follows:

                  `Section 1. The corporation shall not be governed by Section 203 of the Delaware General Corporation Law.

                  Section 2. If any particular provision of this Bylaw be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable so that the provisions of this Bylaw are enforced to the maximum extent possible.

                  Section 3. This Bylaw may not be altered or repealed except by a unanimous vote of all the directors then in office or by the shareholders.' "

         Mr. Wyser-Pratte is proposing that stockholders adopt the Section 203 Bylaws electing not to be governed by Section 203 of the Delaware General Corporation Law (the "Business Combination Statute").

         As used in the Business Combination Statute, the term "Business Combination" encompasses not only mergers, consolidations and sales of substantially all the assets, but also certain other transactions with an Interested Shareholder (as defined below) including sales of 10% or more of the corporation's assets, certain issuances of stock, loans, guarantees and transactions that increase the Interested Shareholder's proportional interest in the corporation.

         The Business Combination Statute provides, in effect, that if any person acquires beneficial ownership of 15% or more of the Company's outstanding shares (thereby becoming an "Interested Shareholder"), the Interested Shareholder may not engage in a Business Combination with the Company for three years thereafter, subject to certain exceptions. Among the exceptions are (i) the board's prior approval of such acquisition; (ii) the acquisition of at least 85% of the Company's shares (subject to certain exclusions) in the transaction in which such person becomes an Interested Shareholder; and (iii) the approval of such Business Combination by 66 2/3% of the outstanding stock not owned by the Interested Shareholder. The Company's shareholders may, by a vote of a majority of the outstanding shares, adopt an amendment to the Bylaws or Certificate of Incorporation electing not to be governed by the Business Combination Statute. Such amendment would become effective twelve months after adoption and would not be subject to amendment by the board and would not apply to a Business Combination with a person who became an Interested Shareholder prior to the adoption of such amendment. Sub-section (b)(3) of the Business Combination Statute states in relevant part that "A bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors."

THE FOREGOING IS A SUMMARY OF THE RELEVANT MATERIAL PROVISIONS OF THE BUSINESS COMBINATION STATUTE AND IS QUALIFIED BY REFERENCE THERETO. THE TEXT OF THE BUSINESS COMBINATION STATUTE IS ATTACHED HERETO AS EXHIBIT C.

         If the Company were to opt out of the Business Combination Statute, there would be no specific vote of the public shareholders required by statute to effect a second-stage merger or other Business Combination. In such event if Symbol or one of its affiliates or another purchaser became an Interested Shareholder and proposed to acquire the remainder of the Company's shares in a second stage merger or to engage in another type of Business Combination with the Company, it might be able to accomplish this Business Combination without the favorable vote of a majority of the minority shareholders. As a result an acquiror (including Symbol or one of its affiliates, if Symbol were to resume its efforts to acquire the Company) might be able to accomplish a second-stage merger or other Business Combination which was opposed by a majority of the minority shareholders and which such shareholders believed was not in the best interests of the Company.

         While the Section 203 Bylaw could facilitate a Business Combination with a 15% or greater shareholder, whether or not the transaction was advantageous for shareholders, Mr. Wyser-Pratte believes that the adoption of the Section 203 Bylaw is in the best interests of shareholders because the Business Combination Statute discourages Acquisition Proposals to acquire the Company's shares; and Mr. Wyser-Pratte believes that the Delaware "entire fairness" doctrine provides more than adequate protection of the interests of the other shareholders in a Business Combination with a controlling shareholder. If the shareholders adopt the Section 203 Bylaw, prospective bidders may be encouraged to make offers to acquire control of the Company, thereby benefiting shareholders such as Mr. Wyser-Pratte who wish to have the opportunity to consider offers to acquire a controlling interest in the Company. It may be necessary for shareholders to initiate legal proceedings in order to ensure conformity with the "entire fairness" standard while the operation of Section 203 is self-activating and delays certain combinations with related parties for three years, unless an exemption is applicable.

         The Business Combination Statute discourages offers to acquire the Company's shares, in Mr. Wyser-Pratte's opinion, by creating obstacles to second-stage mergers in which successful offerors acquire the remainder of the Company's shares. The Business Combination Statute has this effect because it requires the offeror to win the votes of a two-thirds super-majority of the minority shareholders to approve a second-stage merger unless the offeror acquired at least 85% of the Company's shares (subject to certain exclusions) in the transaction in which the offeror became an Interested Shareholder or unless such transaction was approved by the Board of Directors.

         Mr. Wyser-Pratte believes that the Company's minority stockholders are protected in a second-stage merger or other Business Combination because under Delaware law a second-stage merger with a controlling shareholder would have to satisfy the entire fairness test. This test requires the courts to conduct a comprehensive review of the fairness of such a transaction. Its scope has been described by the Delaware Supreme Court in Weinberger v. UOP, Inc., 457 A.2d 701, 711 (Del. 1983): "The concept of fairness has two basic aspects: fair dealing and fair price. The former embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and shareholders were obtained. The latter aspect of fairness relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company's stock."

         The entire fairness test would not apply to a Business Combination with an Interested Shareholder that was not a controlling shareholder; but Mr. Wyser-Pratte believes that the public shareholders do not require the protection of the entire fairness test or the Business Combination Statute in a Business Combination with an Interested Shareholder if the Interested Shareholder does not control the Company.

         Mr. Wyser-Pratte's proposal to adopt the Section 203 Bylaw was made in a letter delivered to the Company on June 11, 1998, one day before the deadline for notice of shareholder proposals to be made at the Annual Meeting. In that letter the Section 203 Bylaw was inadvertently included among the list of bylaws that would be subject to amendment by a unanimous vote of the board although
Section 203(b)(3) denies the board the power to amend the Section 203 Bylaw. Mr. Wyser-Pratte has decided not to amend Section 203 Bylaw to eliminate the provision for amendment by unanimous vote of the board, because he believes he may have lost the right to amend the Section 203 Bylaw, once the June 12, 1998 deadline for submitting shareholder proposals for the Annual Meeting has passed. However, Mr. Wyser-Pratte also believes that if the Section 203 Bylaw were adopted, Section 203(b)(3) would supersede the language of the bylaw, and the board will not have the power to amend the bylaw by unanimous vote. The Section 203 Bylaw contains a "saving clause" under which any portion of the bylaw deemed invalid or unenforceable is deleted, so that the bylaw is enforced to the maximum extent possible.

         The Complaint indicates that the board believes that the Section 203 Bylaw was not timely submitted to the Company and may not be presented to Telxon's shareholders at the upcoming Annual Meeting. This statement is based on the fact that the version of the Section 203 Bylaw described in Mr. Wyser-Pratte's preliminary proxy statement filed with the SEC on June 18, 1998 ("June 18 Preliminary Proxy Statement") did not include a provision for amendment by a unanimous board vote. The Complaint said that for this reason the
Section 203 Bylaw described in the June 18 Preliminary Proxy Statement was different from the Section 203 Bylaw described in the June 11 letter. Accordingly, in the board's opinion, the proposal in the June 18 Preliminary Proxy Statement was not timely submitted to the Company. As indicated above, the
Section 203 Bylaw that Mr. Wyser-Pratte intends to propose for adoption at the Annual Meeting will include a provision for amendment by a unanimous board vote. Therefore, Mr. Wyser-Pratte believes that this is the same proposal that was described in the June 11 letter, and this proposal was timely submitted to the Company.

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


IN ORDER TO ENCOURAGE OFFERS FOR THE COMPANY'S SHARES, MR. WYSER-PRATTE RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO AMEND THE BYLAWS TO ELECT NOT TO BE GOVERNED BY THE BUSINESS COMBINATION STATUTE.

PROPOSAL TO REPEAL ANY BYLAWS ADOPTED BY THE BOARD OF DIRECTORS SINCE JUNE 11, 1998 (THE "BYLAW REPEAL PROPOSAL").

                             (ITEM 5 ON PROXY CARD)

         SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO REPEAL ANY BYLAWS ADOPTED BY THE BOARD OF DIRECTORS SINCE JUNE 11, 1998:

         "RESOLVED, that any Bylaws adopted by the board of directors since June 11, 1998 be, and they hereby are, repealed."

         The purpose of this proposal is to prevent the board from interfering with the implementation of the proposals being voted upon by the shareholders at this Annual Meeting. However, the Bylaw Repeal Proposal would repeal any Bylaws enacted by the board after June 11, 1998, regardless of the subject matter of such Bylaws. Mr. Wyser-Pratte is not aware of any plans by the board to amend the Bylaws. Mr. Wyser-Pratte and other similarly situated shareholders will benefit from the adoption of this proposal to the extent of the benefits, described above, that they will derive from the adoption of the other proposals being voted upon at this Annual Meeting.

         The Complaint indicates that the Company believes that the Bylaw Repeal Proposal is materially misleading because it fails to inform shareholders which bylaws they are being asked to repeal.

         Mr. Wyser-Pratte agrees that the Bylaw Repeal Proposal and the related disclosure in this Proxy Statement give no information about content of the bylaws, if any, to be repealed by the Bylaw Repeal Proposal. However, Mr. Wyser-Pratte does not believe, and is not aware of any legal authority to support the claim, that this feature of the proposal and the Proxy Statement makes them materially misleading since they reflect all the information about any bylaws to be repealed known to Mr. Wyser-Pratte at the date of this Proxy Statement. Mr. Wyser-Pratte did not have the option of waiting to review any Bylaws adopted by the Board after June 11, 1998 and asking the shareholders to repeal only those bylaws that interfered with the adoption of the proposals being voted upon at the Annual Meeting. Under Article Sixth, Paragraph B of the Certificate of Incorporation any proposal to repeal Bylaws, or take any other action, at the Annual Meeting had to be made by June 12, 1998.

         Mr. Wyser-Pratte recognizes the possibility that, although the Company's Bylaws have been unchanged since 1989, the Board may consider it necessary to the governance of the Company to amend the Bylaws before the Annual Meeting. In that case, however the board will have ample opportunity to persuade shareholders to vote against the Bylaw Repeal Proposal, and at the time of the shareholder vote, shareholders will be aware of what, if any, bylaws they are being asked to repeal. If the Board makes amendments to the Bylaws and Mr. Wyser-Pratte becomes aware of such amendments prior to the adoption of the Bylaw Repeal Proposal, Mr. Wyser-Pratte will take reasonable efforts to inform the shareholders of such amendments and of the effect that the Bylaw Repeal Proposal would have in relation to such amendments. While adoption of the Bylaw Repeal Proposal would repeal all bylaws adopted by the board since June 11, 1998, whether or not such bylaws were in the shareholders' best interests, Mr. Wyser-Pratte believes that the shareholders would not adopt the Bylaw Repeal Proposal unless the bylaws adopted by the board since June 11, 1998 were on balance against the best interests of shareholders.

         The Complaint also indicates that the Company believes that the Bylaw Repeal Proposal is materially misleading because it does not make clear that the proposal has the retroactive effect of preventing the board from adopting new bylaws or changing any section of the bylaws regardless of whether such amendment related to Mr. Wyser-Pratte's proposals.

         Mr. Wyser-Pratte does not agree with the Company's view that the Bylaw Repeal Proposal has such effects. The Bylaw Repeal Proposal does not and cannot have a retroactive effect and therefore would not constrain the ability of the board to adopt new bylaws or change sections of the bylaws from June 11, 1998 through the date of the Annual Meeting nor would it prevent the board from addressing corporate governance issues as they arise. If the board of directors adopted a bylaw after June 11, 1998, that bylaw would be in effect and remain in effect unless and until the shareholders adopted the Bylaw Repeal Proposal at the Company's Annual Meeting. The Bylaw Repeal Proposal would not have retroactive effect on the board's governance of the Company from June 11 through the date of the Annual Meeting.

IN ORDER TO PREVENT THE BOARD FROM INTERFERING WITH THE IMPLEMENTATION OF THE PROPOSALS BEING VOTED UPON BY THE SHAREHOLDERS AT THIS ANNUAL MEETING, MR. WYSER-PRATTE RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO REPEAL ANY BYLAWS ADOPTED BY THE BOARD OF DIRECTORS SINCE JUNE 11, 1998.

         PROPOSAL TO ADOPT A RESOLUTION RECOMMENDING TO THE BOARD THAT THE COMPANY REIMBURSE MR. WYSER-PRATTE'S EXPENSES IN CONNECTION WITH THIS PROXY SOLICITATION

                             (ITEM 6 ON PROXY CARD)

         SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE UPON THE PROPOSAL TO ADOPT A RESOLUTION RECOMMENDING TO THE BOARD THAT THE COMPANY REIMBURSE MR. WYSER-PRATTE'S EXPENSES IN CONNECTION WITH THIS PROXY SOLICITATION:

         "RESOLVED, that the shareholders recommend to the board that the Company reimburse all of Guy Wyser-Pratte's expenses (including any litigation expenses) in connection with the solicitation of proxies for this shareholders meeting provided that either or both of the following have occurred at the Company's 1998 Annual Meeting (i) Professor Jonathan R. Macey is elected to the Company's board of directors and (ii) at least one of the bylaw amendment proposals set forth in Mr. Wyser-Pratte's proxy materials is adopted by the Company's shareholders."

         The purpose of the proposals being made by Mr. Wyser-Pratte at this Annual Meeting is to give shareholders, rather than the board, the ultimate decision on whether to accept an acquisition proposal and to encourage Symbol to pursue its interest in acquiring the Company. Mr. Wyser-Pratte believes that these objectives are in the shareholders' best interests and, therefore, believes his expenses in connection with the proxy solicitation (including any litigation expenses) should be reimbursed. Mr. Wyser-Pratte estimates that his
expenses incurred through September   , 1998 are $       and that his total
expenses will be $     .

         One of the bylaws being proposed by Mr. Wyser-Pratte would require a unanimous board vote or shareholder approval for the board to spend any funds on a proxy contest with a shareholder unless the board agreed to reimburse the shareholder's expenses if any of the shareholder's proposals were approved by the holders of 10% of the shares. However, this proposal will not assist Mr. Wyser-Pratte in getting his expenses in the current proxy contest reimbursed, because this proposal will only operate prospectively.

         The proposed resolution is precatory and will not bind the board of directors. If the shareholders adopted this proposal, and the board followed the shareholders' recommendation, Mr. Wyser-Pratte would benefit by having his expenses for this proxy contest reimbursed.

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


         If the board does not reimburse Mr. Wyser-Pratte's expenses and the proposed resolution is approved by a majority of the votes cast, Mr. Wyser-Pratte intends to seek a court order requiring the board to reimburse these expenses because of the benefits conferred on the Company's shareholders.

MR. WYSER-PRATTE RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO ADOPT A RESOLUTION RECOMMENDING TO THE BOARD THAT THE COMPANY REIMBURSE MR. WYSER-PRATTE'S EXPENSES IN CONNECTION WITH THIS PROXY SOLICITATION

          PROPOSAL TO ELECT JONATHAN R. MACEY TO THE BOARD OF DIRECTORS
                             (ITEM 7 ON PROXY CARD)

         Two directors are to be elected at the 1998 Annual Meeting to a three-year term ending at the 2001 Annual Meeting (or until their respective successors are duly elected and qualified). The directors will be elected by a plurality of the votes cast.

         Jonathan R. Macey has been nominated as a director and Mr. Wyser-Pratte is soliciting proxies to vote for his election. Mr. Wyser-Pratte is seeking proxies with cumulative voting instructions to cast two votes per share for Professor Macey. If Professor Macey received two votes per share from all shareholders voting for him, he would need the votes of shareholders holding 33% of the shares voted, plus one share, in order to be assured of being elected.

         Professor Macey, age 42, is the J. DuPratt White Professor of Law and the Director of the John M. Olin Program in Law and Economics at Cornell Law School, specializing in corporation law, comparative corporate governance, banking and corporate finance. Professor Macey's employment with the Cornell Law School is his principal occupation. His business address is Cornell Law School, 306 Myron Taylor Hall, Ithica, New York 14853. His residence address is 28 Renwick Heights Road, Ithaca NY 14853. From late 1993 through mid-1994, Professor Macey was a Research Fellow in Turin, Italy. Prior to that, he was a visiting law professor at the Stockholm School of Economics. From 1990 to 1991, Professor Macey was a Professor of Law at the University of Chicago, and from 1987 to 1990 he was a Professor of Law at Cornell University.

         Professor Macey believes that when a corporation receives an acquisition proposal at a substantial premium over market, the board should generally seek to negotiate the highest possible offer for the corporation and then allow shareholders to decide whether the offer shall be accepted. Professor Macey believes that the directors have an obligation to inform shareholders if they think that a sale at the price being offered will not maximize shareholder value, but he believes that the board should not prevent shareholders from accepting the offer. Therefore, while Professor Macey has not determined the minimum price at which the Company should be sold, he disagrees with the Telxon board's decision to reject the Symbol acquisition proposal without giving shareholders an opportunity to vote on the offer. Professor Macey believes that his election to the board would improve the chances that the Company would enter into a value-maximizing transaction, although at least initially there would not be a majority of directors who share Professor Macey's views. If he were elected, and the shareholders adopted the bylaw requiring a unanimous vote for Defensive Actions, Professor Macey would, subject to his fiduciary duties, cast his vote to prevent the board from taking Defensive Actions unless they were part of a strategy that he believed would maximize shareholder value. If the bylaw were not adopted, Professor Macey believes that he could still be effective as a director by pressing the board to negotiate and give serious consideration to premium Acquisition Proposals. Professor Macey is not acting as Mr. Wyser-Pratte's legal advisor.

         Professor Macey has entered into an agreement with Mr. Wyser-Pratte whereby WPC has agreed to pay Professor Macey a fee of between $10,000 and $15,000 (the specific amount to be in the sole discretion of WPC) in the event that he does not become a director of the Company. Additionally, WPC has agreed to (i) reimburse Professor Macey for any reasonable out-of-pocket expenses incurred in the

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


performance of his service as a nominee and (ii) indemnify Professor Macey with respect to any liabilities relating to or arising out of such service.

                                  REQUIRED VOTE

         Under Article IX of the Bylaws, the affirmative vote of a majority in interest of the shareholders represented and entitled to vote at any meeting of stockholders at which a quorum is present is required to adopt Proposals 1 through 3 and 5, the amendments to the Bylaws and repeal of certain Bylaws being proposed by Mr. Wyser-Pratte. Article I, Section 7 of the Bylaws requires the same vote to adopt Proposal 6. A majority of the outstanding shares, present in person or represented by proxy, constitute a quorum. The affirmative vote of a majority in interest of the issued and outstanding shares is required to adopt Proposal No. 4 under Section 203 of the Delaware General Corporation Law. With respect to abstentions and broker non-votes, the shares represent issued and outstanding shares and will be considered present and entitled to vote generally at the Annual Meeting, but since they are not affirmative votes for the proposals, they will have the same effect as votes against Proposals 1 through
6. Under the Company's cumulative voting system, Professor Macey will need 33% of the votes cast, plus one vote, to be assured of being elected to the Company's board. Abstentions and broker non-votes will have no effect on the election of directors except to reduce the number of votes cast.

                          BACKGROUND AND RECENT EVENTS

         On April 8, 1998, Symbol sent a letter to the Company expressing serious interest in acquiring all of the Company's outstanding shares for $38 per share in cash. Symbol also indicted, on April 8, its willingness to provide a portion of the consideration for the Company's shares in Symbol stock, if the Company preferred. The Company's shares closed at 24 1/2 on April 7, the day before Symbol's initial proposal, which represented a 55% premium over the April 7 closing stock price.

         On April 21, 1998, Frank Brick, the Company's president and chief executive officer, acknowledged receipt of Symbol's April 8 letter stated the letter was "currently being reviewed by [the Company's] financial and legal advisors and [would] be considered by Telxon's board of directors in due course."

         Also on April 21, Symbol stated that it was prepared to negotiate all aspects of a potential transaction and that, to the extent the form of consideration consists of cash, Symbol did not envision a negotiated transaction would be subject to a financing out. Symbol also stated on April 21 that it has been advised by its legal counsel that a combination of the two companies would not present any significant regulatory issues. Symbol continued that its interest remained subject to confirmatory diligence which could be completed promptly to accommodate any reasonable schedule Telxon would require.

         On May 1, 1998, prior to any public announcement regarding Telxon's response to Symbol's initial proposal, Jerome Schwartz, Symbol's Chairman and Chief Executive Officer sent a letter containing the following text to Frank
Brick:

         "I was disappointed to learn of your response to our letter dated April 8, 1998, proposing to acquire Telxon at $38 per share in cash. Your advisor, Goldman, Sachs, has advised our advisor, Bear Stearns, that you are not even interested in discussing our proposal and that you believe the $38 price level is inadequate. We expressed to you our flexibility to more fully discuss this proposal, and we sincerely hope that we will be able to negotiate a transaction between our two companies. Furthermore, your advisors expressed reservations as to our ability to finance the transaction, and they indicated that you would be interested in receiving additional information concerning both our financing plan and the various accounting and synergy assumptions made in connection with the formulation of our proposal.

         We believe that $38 is a very full and fair price. We note that $38 represents a premium of over 50% from the closing price of Telxon's shares on the day prior to our April 8 letter. In addition, $38 per share is well above the highest price Telxon's shares have ever traded and is higher than any price Telxon could reasonably be expected to reach on its own in the foreseeable future. We also note that virtually all of the analysts and Telxon stockholders who have contacted us and/or have published research comments regarding our proposal are enthusiastic about it. We would be interested in understanding the valuation methodology that you have used to justify a conclusion that the $38 offer price is inadequate.

         We can only assume that Telxon has not formed a special committee of independent directors to fully consider whether Symbol's $38 proposal is in the best interests of your shareholders since Telxon has made no public announcement. As your legal advisors have undoubtedly informed you, your Board of Directors is only entitled to a legal presumption of having acted in good faith and in fulfillment of its duty of loyalty with respect to its consideration of our offer if a majority of your existing six person Board is disinterested.

         Symbol has the financial resources to quickly consummate a transaction with Telxon. We have met with three money center banks, each of which expressed a willingness to finance the entire transaction. We would be prepared to provide you and your board with copies of documentation of such committed financing at the appropriate time.

         As I publicly stated, the proposed transaction is significantly and immediately accretive to Symbol's earnings per share (after one time charges). Our analysis was based on assumptions regarding potential cost savings that Symbol, Bear Stearns and the banks consider conservative and reasonable. We have prepared a detailed plan regarding such potential savings that could be expected from a combination of our two companies. We would also be prepared to share that information with you at the proper time.

         Based on the positive reaction of your shareholders, I am still hopeful that you will reconsider and discuss a friendly merger with us. We are determined to complete this transaction and I therefore look forward to a prompt response from you."

         On May 8, 1998, Telxon publicly rejected Symbol's acquisition proposal, stating that "Symbol's $38 price is inadequate. Moreover, we believe a Symbol/Telxon combination raises troubling questions that have not been addressed by Symbol." Mr. Brick not did indicate which aspects of the proposed combination Telxon found "troubling."

         Also on May 8, 1998, Symbol released the text of the May 1 letter, above.

         On June 1, 1998, Symbol delivered a revised written proposal to Telxon, increasing its offer to $40 cash per share or up to $42 per share in cash and Symbol stock, subject to due diligence. A subsequent Symbol press release indicated that Symbol had conducted "limited and preliminary due diligence." On June 2, 1998, Symbol announced that Telxon had rejected its sweetened offer and challenged Telxon to explain why it was not in the shareholders' best interests to negotiate a merger between the two companies. Symbol's revised offer represented an approximately 71.4% premium over the closing price of Telxon's shares on April 7, 1998, the day before Symbol's initial proposal.

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


         On June 5, 1998 Frank Brick announced that the board had rejected Symbol's $40 per share all cash offer and that Symbol's $42 per share hybrid cash and stock offer did not contain enough information to even be considered by the Company's board.

         Brick also announced that Telxon's board had authorized management to meet with Symbol following Telxon's rejection of Symbol's initial proposal. Brick stated that the board had determined, following the discussions, that Symbol was unwilling to offer Telxon's shareholders a proposal that gives them fair value for their shares.

         On June 8, 1998, Symbol withdrew its bid to acquire the Company. Telxon's shares dropped more than 10% to close at 32 1/16, an almost 31% deficit from Symbol's $42 dollar per share offer.

         On June 11, 1998, Mr. Wyser-Pratte issued a press release announcing that he had sent notice to the Company's board of directors of his intention to introduce proposals for shareholder action and to nominate Professor Macey for election to the Company's board at the Company's Annual Meeting.

         Also on June 11, 1998, Symbol issued a press release stating, "We are encouraged that Telxon shareholders are taking independent action and we remain very interested in a negotiated acquisition subject to due diligence."

         On June 19, 1998, Mr. Wyser-Pratte filed his preliminary proxy materials with the Securities and Exchange Commission.

                               CERTAIN LITIGATION

         On July 13, 1998, the Company filed the Complaint in the United States District Court for the District of Delaware seeking declaratory and injunctive relief against Mr. Wyser-Pratte and WPC. In the action, the Company seeks judgment (i) declaring that the Shareholder Friendly Bylaw and the Shareholder Interests Protection Bylaw each violate Section 141(a) of the DGCL and are therefore void; and (ii) declaring that the Business Combination Proposal is untimely under Article Sixth, Paragraph B of the Company's Charter and therefore invalid. The Complaint also seeks injunctive relief requiring Mr. Wyser-Pratte and WPC. to correct what the Company has characterized as false and misleading statements made in the Mr. Wyser-Pratte's Proxy Materials. The Company claims that the Wyser-Pratte's Proxy Materials (a) fail fully to disclose information regarding Mr. Wyser-Pratte personal economic interest in his proposals; (b) are misleading with respect to the justifications and support for Mr. Wyser-Pratte's proposals; and (c) are inherently misleading with respect to the scope and effect of Mr. Wyser-Pratte's proposals. A copy of the Complaint is attached as Exhibit B hereto and incorporated herein by reference.

         On July 20, 1998 Mr. Wyser-Pratte and WPC filed a motion for dismissal or transfer of the Company's action on the grounds that venue is improper in the Delaware Federal District Court; that the Company's challenge to Mr. Wyser-Pratte's proposals is not ripe for the court's review; and that the Company's claims with respect to the disclosure in this Proxy Statement are moot. Mr. Wyser-Pratte and WPC also filed a motion in opposition to the Company's request for expedited consideration of its claims.

                         CERTAIN INFORMATION CONCERNING
                                MR. WYSER-PRATTE
                             AND OTHER PARTICIPANTS
                               IN THE SOLICITATION


         Mr. Wyser-Pratte is President and Chief Executive Officer of Wyser-Pratte Management Company and WPC, which are principally engaged in money management and event arbitrage. An investor engaged in event arbitrage seeks to identify and purchase stocks which are undervalued based on the investor's analysis of the risk, future value and timing of an announced corporate event such as a spin off, asset sale, self tender or takeover. In practicing event arbitrage, Mr. Wyser-Pratte may have a short-term or long-term holding period depending upon the timing of the event in respect of which he is investing. While Mr. Wyser-Pratte's event arbitrage investment strategy may lead him to support a takeover proposal that is opposed by management and the board, Mr. Wyser-Pratte would not oppose an alternative value-maximizing strategy proposed by management if such alternative strategy caused a company's stock price to rise above the price Mr. Wyser-Pratte believes can be garnered by consummation of the announced event. The principal executive offices of WPC are located at 63 Wall Street, New York, New York 10005. Mr. Wyser-Pratte owns beneficially 800,000 shares of the Common Stock, representing approximately 4.970% of the of the 16,095,367 shares of Common Stock outstanding as of May 29, 1998, as reported in the Company's Annual Report on Form 10-K for the year ended March 31, 1998 (the "1998 10-K"). Two thousand shares of the Common Stock are held in non-discretionary accounts maintained with WPC. Neither WPC nor Mr. Wyser-Pratte has any voting or investment power with respect to such shares and WPC and Mr. Wyser-Pratte disclaim beneficial ownership of such shares. This includes shares owned directly by Mr. Wyser-Pratte and shares owned by investment partnerships and other managed accounts and other discretionary for which affiliates of WPC are the general partner or investment manager. Certain information about the directors and executive officers of WPC is set forth in Schedule I attached hereto. Other than Mr. Wyser-Pratte, no other officer of WPC owns any shares of Common Stock.


         As previously disclosed in Mr. Wyser-Pratte's publicly available Form ADV, which is on file with the SEC, Wyser-Pratte Management Co., Inc. (the `Firm') manages accounts on a discretionary basis. It invests for its clients in risk arbitrage transactions, including mergers, acquisitions, reorganizations and similar transactions. The Firm is normally entitled to a management fee equal to 0.25% per calendar quarter (approximately 1.0% per annum) of the net assets in the client's account as of the first day of each calendar quarter. In addition, the Firm will be entitled to an incentive fee equal to 20% of the net increase in value of the assets in the account for each `Year'. Advisory and Management fees may be negotiable under certain circumstances. Mr. Wyser-Pratte owns 100% of the Firm's equity.

         The Complaint indicates that the board believes that the Proxy Statement fails to disclose Mr. Wyser-Pratte's economic interest in the Proposals, as required by the Proxy Rules, because the June 18 Preliminary Proxy Statement did not disclose the Firm's compensation arrangements with its clients. The Complaint also indicates that the Board believes that the June 18 Preliminary Proxy Statement gave the misleading impression that Mr. Wyser-Pratte's economic interests are aligned with those of other investors when, in fact, the Firm's compensation arrangements show that he has an interest in maximizing short-term gain for his clients, which differentiates his economic interests from those of other shareholders. This Proxy Statement includes a description of the Firm's compensation arrangements with its clients. Furthermore, Mr. Wyser-Pratte does not agree that he has an interest in maximizing short-term gain, to the detriment of achieving larger returns over a longer holding period. Mr. Wyser-Pratte believes that it is in his interest to maximize his clients' rate of return on their investment, regardless of the holding period.

         Except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of Mr. Wyser-Pratte, none of Mr. Wyser-Pratte, any of the persons participating in this solicitation on behalf of Mr. Wyser-Pratte, Professor Macey and any associate of any of the foregoing persons (i) owns beneficially, directly or indirectly, or has the right to acquire, any securities of the Company or any parent or subsidiary of the Company, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any securities of the Company within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (v) is or has been a party to any contract, arrangement or understanding with respect to any securities of the Company within the past year, (vi) has been indebted to the Company or any of its subsidiaries since the beginning of the Company's last fiscal year or (vii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Proxy Statement or in the Appendices hereto, to the best knowledge of Mr. Wyser-Pratte, none of Mr. Wyser-Pratte, Professor

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


Macey, any of the persons participating in this solicitation on behalf of Mr. Wyser-Pratte, and any associate or immediate family member of any of the foregoing persons has had or is to have a direct or indirect material interest in any transaction with the Company since the beginning of the Company's last fiscal year, or any proposed transaction, to which the Company or any of its affiliates was or is a party.

                                  VOTING RIGHTS

         According to the Company's 1998 10-K, 16,095,367 shares of Common Stock were outstanding as of at May 29, 1998. Only holders of record as of the close of business on July 17, 1998 will be entitled to vote at the Annual Meeting. Mr. Wyser-Pratte intends to vote all shares of Common Stock beneficially owned by him in favor of the proposals set forth herein. Mr. Wyser-Pratte is not aware of any matter to be considered at the Annual Meeting that entitles shareholders to rights of appraisal or other similar rights of dissenters.

                              SHAREHOLDER PROPOSALS

         According to the Company's proxy statement, proposals of security holders intended to be presented at the Company's 1999 annual meeting must be
received by the Company by        , 1999 in order to be included in the
Company's 1999 proxy statement.

                               GENERAL INFORMATION

         This Proxy Statement and the accompanying [COLOR] Proxy Card are first
being made available to shareholders on or about            , 1998. Executed
Proxies will be solicited by mail advertisement, telephone, telecopier and in person. Solicitation will be made by Mr. Wyser-Pratte, Professor Macey and Eric Longmire, Senior Managing Director of WPC none of whom will receive additional compensation for such solicitation. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. Mr. Wyser-Pratte has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. Mr. Wyser-Pratte will reimburse these record holders for their reasonable out-of-pocket expenses.

         In addition, Mr. Wyser-Pratte has retained the Proxy Solicitor to solicit proxies in connection with the Annual Meeting for which the Proxy
Solicitor will be paid a fee of approximately $       and will be reimbursed for
its reasonable expenses. The Proxy Solicitor will employ approximately    people
in its efforts. Costs incidental to this solicitation include expenditures for printing, postage, legal and related expenses and are expected to be
approximately       . The total costs incurred to date in connection with this
solicitation are not in excess of $      .

         If the Shareholder Friendly Bylaw is adopted, or the board adopts a change in policy or takes other action in response to this solicitation that increases shareholder value, Mr. Wyser-Pratte will ask the board to have the Company reimburse him for costs and expenses incurred in connection with this proxy solicitation. Mr. Wyser-Pratte does not intend to request that its reimbursement request be submitted to a vote of stockholders.

                         OTHER MATTERS TO BE CONSIDERED
                              AT THE ANNUAL MEETING

         Mr. Wyser-Pratte is not aware of other matters to be considered at the Annual Meeting. However, if any other matters properly come before the Annual Meeting, Mr. Wyser-Pratte will vote his Common Stock and all proxies held by him in accordance with his best judgment with respect to such matters.

                 CERTAIN OTHER INFORMATION REGARDING THE COMPANY

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


         Shareholders are referred to the Company's Proxy Statement with respect to other information related to beneficial ownership of the Company's securities, including information regarding the beneficial ownership of the Company's common stock, any arrangements regarding the Company's common stock, the operation of which may result in a change of control of the Company, and any change of control of the Company that may have occurred since the beginning of the Company's last fiscal year and information regarding the Company's stock option and other incentive compensation plans.

                              VOTING OF PROXY CARDS

         Shares of Common Stock represented by properly executed [COLOR] Proxy Cards will be voted at the Annual Meeting as marked, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, including all motions for an adjournment or postponement of Annual Meeting, unless otherwise indicated in the Proxy Statement.

         IF YOU WISH TO VOTE FOR THE PROPOSAL AND IN THE DISCRETION OF THE PERSONS NAMED AS PROXIES ON ALL MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE PROVIDED POSTAGE-PAID ENVELOPE.

                         REVOCABILITY OF SIGNED PROXIES

         A proxy executed by a holder of the Company's Common Stock may be revoked at any time before its exercise by sending a written revocation of such proxy, by submitting another proxy with a later date marked on it or by appearing in person at the Annual Meeting and voting. A written revocation must clearly state that the proxy to which it relates is no longer effective and must be executed and delivered prior to the time that the action authorized by the executed proxy is taken. The written revocation may be delivered either to Mr. Wyser-Pratte or the Secretary of the Company. Although a written revocation or later dated proxy delivered only to Telxon will be effective, Mr. Wyser-Pratte requests that a written revocation or subsequent proxy also be delivered to Mr. Wyser-Pratte so that he will be aware of such written revocation.

         THE RETURN OF A SIGNED AND DATED [COLOR] PROXY CARD WILL FULLY REVOKE ANY PREVIOUSLY DATED PROXY YOU MAY HAVE RETURNED. THE LATEST DATED PROXY IS THE ONE THAT COUNTS.

         YOUR VOTE IS IMPORTANT. IT WILL HELP DECIDE WHETHER THE SHAREHOLDERS WILL HAVE AN ADEQUATE VOICE IN THE AFFAIRS OF THE COMPANY. PLEASE MARK, SIGN AND DATE THE ENCLOSED [COLOR] PROXY CARD AND RETURN IT PROMPTLY IN THE PROVIDED POSTAGE-PAID ENVELOPE.

                                                 GUY P. WYSER-PRATTE

         IF YOUR SHARES OF TELXON COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A PROXY WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK

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

                                                                       EXHIBIT A

            ITEM 5.  OTHER EVENTS.

            On August 5, 1996, Telxon Corporation ("Telxon" or the "Company") and KeyBank National Association, as Rights Agent, entered into Telxon's Amended and Restated Rights Agreement (the "Rights Plan"), effective as of July 31, 1996, restating and amending the Company's Rights Plan originally adopted by its Board of Directors (the "Directors") in 1987, at which time the Directors declared a dividend of one Common Stock Purchase Right (a "Right") on each outstanding share of Common Stock pursuant to the Rights Plan. The Rights Plan, as amended, provides that each Right, when exercisable, entitles the registered holder to purchase one share of Common Stock at a price of One Hundred Dollars ($100.00) per share (the "Purchase Price"), subject to adjustment. Unless they become exercisable upon the occurrence of certain events as described below or unless earlier redeemed by the Company, the Rights will expire on July 31, 2006.

            If the Company is party to a merger or other business combination transaction (not approved by the Directors) in which the Company is not the surviving corporation, or where the Common Stock is changed or exchanged, or 50% or more of the Company's assets or earning power are sold, each holder of a Right will have the right to receive shares of publicly traded common stock of the acquiring company having a market value of two times the Purchase Price of the Right or, in specified circumstances, cash in an amount determined under the Rights Plan.

            If the Company is the surviving corporation in a merger and the Common Stock is not changed or exchanged, or if any acquiring person engages in certain self-dealing transactions specified in the Rights Plan, or becomes the beneficial owner of 15% or more of the outstanding Common Stock, each holder of a Right (other than the acquiring person) will have the right to receive Common Stock having a market value of two times the then current Purchase Price of the Right.

            The Rights Plan discourages hostile takeovers by effectively allowing the Company's stockholders to purchase additional shares of Common Stock at a discount following a hostile acquisition of a large block of the Company's outstanding Common Stock and by increasing the value of consideration to be received by stockholders in certain transactions following such an acquisition.

            The Rights may be redeemed pursuant to the Rights Plan. The terms of the Rights may be amended by the Directors without the consent of the holders of the Rights.

            The foregoing summary description of the Rights Plan and the Rights thereunder (i) replaces and should be read in lieu of the discussion of the Rights Plan contained (A) in Item 1 of the Form 8-A originally filed by the Company on December 19, 1983, with respect to its Common Stock, par value $.01 per share ("Common Stock"), as amended by Amendment No. 1 thereto filed under cover of a Form 8 dated May 1, 1992, and (B) on pages 37 and 38 of the Prospectus, included as part of the Registration Statement on Form S-3 filed by the Company with respect to its 5-3/4% Convertible Subordinated Notes due 2003, which became effective February 23, 1996, and (ii) does not purport to be complete and is qualified in its entirety by reference to the copy of the Rights Plan filed as Exhibit 4 to this Current Report on Form 8-K.

                                                                       EXHIBIT B

                       IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE

- - - - - - - - - - - - - - - - x
TELXON CORPORATION :          :
                              :
                              Plaintiff,  :
                              :           :
                                         C.A. No. 98-403
                              -v-         :
                                          :
GUY P. WYSER-PRATTE and       :           :
WYSER-PRATTE & CO., INC.,     :           :
                              :           :
                              Defendants. :
 -- - -- - -- - - - - - -- - - x

                                    COMPLAINT


            Plaintiff Telxon Corporation ("Telxon" or the "Company"), by its undersigned attorneys, for its complaint alleges upon knowledge as to its own conduct and upon information and belief as to all other matters, as follows:


                              Nature Of This Action

            1. This is an action for declaratory and injunctive relief by Telxon against Guy Wyser-Pratte (hereinafter "Wyser-Pratte") and Wyser-Pratte & Co., Inc. (hereinafter, "WPC") (collectively "Defendants") arising out of Wyser-Pratte's proposed solicitation of proxies (the "Proxy Solicitation") for the 1998 annual meeting of shareholders of Telxon (the "Annual Meeting").

            2. Pursuant to Sections 14(a) and 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. 'SS' 78n(a) and (e), and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") promulgated thereunder (the "SEC Rules"), Telxon seeks preliminary and permanent injunctive relief requiring Defendants to correct the false and misleading statements made by Wyser-Pratte in the Preliminary Proxy Statement of Mr. Guy P. Wyser-Pratte (the "Proxy Statement", attached as Exhibit A) filed with the SEC in connection with the Proxy

Solicitation. Telxon also seeks judgment declaring that three of Wyser-Pratte's proposals are invalid and enjoining any solicitation of votes or consents to adopt them.

            3. As more fully described below, Wyser-Pratte first became a stockholder of Telxon early last month after it was publicly disclosed that the board of directors of Telxon (the "Telxon Board") had rejected as inadequate a proposal by Symbol Technologies, Inc. ("Symbol") to acquire Telxon for $38 in cash per share. Wyser-Pratte continued to purchase shares of Telxon for approximately the next ten days during which time a revised proposal by Symbol to acquire Telxon for $40 in cash per share was also rejected as inadequate by the Telxon Board. As soon as Symbol's revised proposal was rejected, Wyser-Pratte became an instant and vociferous critic of the Telxon Board and now plans to solicit shareholder support for the election of his nominee to the Telxon board and for proposals which would severely limit the management authority of the Telxon Board over the business and affairs of Telxon.

            4. If adopted, Wyser-Pratte's bylaw proposals would strip Telxon's directors of their statutory managerial authority to determine whether an unsolicited acquisition proposal is in the best interest of the corporation and its shareholders, and would unilaterally delegate such authority to shareholders. Moreover, these proposals would also prohibit Telxon's directors from exercising their fiduciary duties in the context of an unsolicited and inadequate takeover proposal by paralyzing the Board from taking appropriate defensive action. Telxon therefore seeks judgment declaring that Wyser-Pratte's bylaw proposals are invalid under Delaware law.

            5. In addition, the Proxy Statement filed with the SEC is false and misleading in several respects. For example, the Proxy Statement fails fully to disclose information regarding Wyser-Pratte's personal economic interest in his proposals, and it is also misleading with respect to the justifications and support for Wyser-Pratte's proposals. Corrective disclosures by Wyser-Pratte are necessary to cure the false and misleading statements and omissions made in the Proxy Statement so that Telxon's shareholders will have the benefit of full and accurate disclosure concerning the Proxy Solicitation when they are deciding how to cast their votes at the upcoming Annual Meeting.

            6. Defendants' unlawful conduct has caused and will continue to cause irreparable harm to Telxon and its shareholders by denying shareholders the opportunity for informed decision-making in connection with Wyser-Pratte's proposals. Unless the relief sought herein is granted, such statements and conduct will continue to interfere with the right of Telxon shareholders to evaluate information presented in an atmosphere of fair comment and full disclosure free from false and misleading representations and omissions by the Defendants.

                             JURISDICTION AND VENUE

            7. The action arises under the Declaratory Judgment Act, 28 U.S.C. 'SS''SS' 2201 et seq., and under Sections 14(a) and 14(e), of the Exchange Act, 15 U.S.C. 'SS''SS' 78n(a), 78n(e) and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, 17 C.F.R.
'SS''SS' 240.14d-1 et seq.

            8. Venue is proper in the District of Delaware pursuant to 28 U.S.C. 'SS' 1391 and to Section 27 of the Exchange Act because acts and transactions consisting of violations of the Exchange Act and the SEC Rules are occurring in Delaware and because Wyser-Pratte conducts business in Delaware.

            9. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act, 15 U.S.C. 'SS' 78aa, because this action is brought to declare and enforce rights and duties created by the Exchange Act and the SEC Rules and Regulations promulgated thereunder. This Court thus has jurisdiction over this action pursuant to 28 U.S.C. 'SS' 1331. In addition, this Court has jurisdiction over this matter pursuant to 28 U.S.C. 'SS' 1332, as the controversy here is between citizens of different states and the amount in dispute exceeds $75,000, exclusive of costs.

            10. This Court has personal jurisdiction over the defendants pursuant to Section 27 of the Exchange Act.

                                   THE PARTIES

            11. Telxon is a Delaware corporation with its principal executive offices located in Akron, Ohio. Telxon is a leading global designer and manufacturer of wireless and mobile information systems. Telxon integrates advanced mobile computing and wireless data communication technology with a wide array of peripherals, application-specific software and global customer services. Telxon's products are sold worldwide for use in vertical markets, including retail, manufacturing, warehouse/distribution, transportation/logistics, insurance/financial services and route sales. Telxon has approximately 16.1 million shares of common stock outstanding which are traded on the NASDAQ.

            12. Defendant Wyser-Pratte is president, chief executive officer and chairman of the board of directors of WPC and Wyser-Pratte Management Co., Inc. ("Wyser-Pratte Management"), which are principally engaged in money management and event arbitrage. WPC is Wyser-Pratte's broker-dealer entity, and Wyser-Pratte Management is Wyser-Pratte's investment adviser entity. Wyser-Pratte purports to beneficially own 730,000 shares of Telxon common stock.

            13. Defendant WPC is a New York corporation whose principal executive offices are located at 63 Wall Street, New York, New York.

                 SYMBOL'S FAILED HOSTILE TAKEOVER BID FOR TELXON

            14. On April 8, 1998, Symbol sent a letter to Telxon expressing an interest in acquiring all of Telxon's outstanding shares for $38 in cash, subject to due diligence. On April 21, 1998, Frank Brick, Telxon's president and chief executive officer, acknowledged receipt of Symbol's April 8 letter and stated that the letter was "currently being reviewed by [the Company's] financial and legal advisors and [would] be considered by Telxon's board of directors in due course."

            15. The Telxon Board thereafter met to consider Symbol's acquisition proposal. After much discussion, including presentations by its legal and financial advisors, the Telxon Board concluded that the Symbol proposal was inadequate and not in the best interests of Telxon's shareholders. Accordingly, on May 8, 1998, Telxon announced that it had rejected Symbol's acquisition proposal, stating that "Symbol's $38 price is inadequate. Moreover, we believe a Symbol/Telxon combination raises troubling questions that have not been addressed by Symbol."

            16. On June 1, 1998, Symbol delivered a revised written proposal to Telxon, increasing its proposal to $40 cash per share and $42 per share in cash and Symbol stock.

            17. On June 5, 1998, the Company announced that the Telxon Board had rejected the $40 per share all cash proposal and that Symbol's $42 per share cash and stock proposal did not contain enough information to even be considered by Telxon's Board. The Company also announced that Telxon's Board had authorized management to meet with Symbol following Telxon's rejection of

Symbol's initial proposal. Following such discussions, Telxon's Board determined that Symbol was unwilling to offer Telxon's shareholders a proposal that would give them the fair value for their shares.

            18. On June 8, 1998, Symbol withdrew its bid to acquire Telxon.

                            WYSER-PRATTE'S PROPOSALS

            19. On June 2, 1998, Wyser-Pratte, a self-styled event risk arbitrageur, began accumulating large amounts of Telxon stock, no doubt to capitalize on the fluctuation of Telxon's stock price due to Symbol's proposal.

            20. On June 11, 1998 (just three days after Symbol withdrew its bid for Telxon ), Wyser-Pratte sent notice to Telxon of his intention to introduce several new bylaws and to nominate Jonathan R. Macey for election to Telxon's Board of Directors at the Company's next Annual Meeting. (Ex. B)

            21. On June 18, 1998, Wsyer-Pratte filed with the SEC preliminary proxy materials in anticipation of the 1998 Annual Meeting. These proxy materials propose adoption of numerous amendments to the Company's bylaws and certain other resolutions, each of which would limit the managerial authority of the Telxon Board, particularly at times when such authority is most critical, i.e., during attempted takeovers. These proposals include, among others:

               a bylaw amendment which would allow the shareholders to determine whether a proposal to acquire the company should be treated as hostile of friendly, and in the event the shareholders deem the acquisition proposal "friendly," the board would be required to stop using the Company's shareholder rights plan against the acquisition proposal ("Acquisition Bylaw") (Ex. A at 5-13);

               a bylaw amendment which would impose a requirement for a unanimous vote of all directors then in office in order to take certain "Defensive Actions" unless such actions are approved by Telxon's stockholders (the "Defensive Action Bylaw") (Exhibit A at 13-15);

               a bylaw electing not to be governed by Section 203 ("Section 203 Bylaw") (Exhibit A at 16-17);

               a resolution "that any By-laws adopted by the board of directors since June 11, 1998 be, and they hereby are, repealed" ("Retroactive Repeal Bylaw") (Exhibit A at 17).

            22. In addition, Mr. Wyser-Pratte is soliciting proxies to elect his nominee, Jonathan R. Macey, to the Telxon Board. (Exhibit A at 18-19) Macey, an outspoken proponent of shareholder rights bylaws, "believes that the [Telxon] board of directors, subject to their fiduciary duties, should seek to maximize shareholder value through a sale of the Company." (Ex. A at 19) Wyser-Pratte has agreed to pay Macey a fee of between $10,000 to $15,000 in the event Macey does not become a director of Telxon. (Id.)

                        WYSER-PRATTE'S ACQUISITION BYLAW
                              VIOLATES DELAWARE LAW

            23. Wyser-Pratte's first proposal, the Acquisition Bylaw, reads as follows:

                              ITEM 1 ON PROXY CARD

            "RESOLVED, that the Shareholders hereby amend the Company's Bylaws
(i) by adding the words, "Except as provided in Article X." to the beginning of
Article I, Section 3(ii) by changing the existing first word of Article I,
Section 3 from "Special" to "special" and (iii) by adding a new Article X which shall read as follows:

                                    ARTICLE X

                       TREATMENT OF ACQUISITION PROPOSALS

                  Section 1. Notwithstanding anything in these Bylaws to the contrary, following the public announcement of any Acquisition Proposal, stockholders owning 10% in interest of the voting shares of the Corporation at the Corporation's principal place of business, a special meeting of stockholders of the Corporation at which a stockholder vote shall be taken to determine whether the Acquisition Proposal is in the stockholders' best interests. The date for such special meeting shall not be less than ten nor more than ninety days after the date such special meeting is duly called by such stockholders. "Acquisition Proposal" means any offer or proposal, made in writing by press release, letter to the Corporation or its shareholders or any other means, to acquire the Corporation or all of its shares, for cash or securities or any other consideration or combination thereof, by means of merger or other business combination and/or acquisition of shares, including, without limitation, any tender offer or exchange offer which is part of such offer or proposal and including any amendments to such offer or proposal; provided, however, that if any such offer or proposal is amended in any respect after shareholders have duly called a special meeting in accordance with this Article X but before the date of such special meeting, then such special meeting shall be held in accordance with the time limit prescribed by this Article X and Article Sixth, Paragraph B of the Corporation's certificate of incorporation based on the date on which shareholders gave the written notice requiring such meeting to be held, but the Acquisition Proposal considered and voted upon by the shareholders at such special meeting shall give effect to all such amendments.

                  Section 2. If the stockholders determine at such special
            meeting by the affirmative vote of a majority in interest of the shares represented and entitled to vote at the meeting that the Acquisition Proposal is in the best interests of stockholders, then the Acquisition Proposal shall be deemed to be "friendly" rather than "hostile" and the board of directors shall Withdraw the Poison Pill with respect to such Acquisition Proposal. "Withdraw the Poison Pill" shall mean: redeem the outstanding rights under the Rights Agreement between the Corporation and Key National Association, as Rights Agent, or take other action so that the existence of such rights does not interfere with the consummation of such Acquisition Proposal of any acquisition of the Company's shares which forms a part of such Acquisition Proposal.

                  Section 3. If any particular provision of this Article X be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable so that the provisions of this Article X are enforced to the maximum extent possible.

                  Section 4. This Article X may not be altered or repealed
            except by a unanimous board vote of all the directors then in office or by the shareholders.

(Exhibit A. at 5-6).

            24. The Acquisition Bylaw is invalid under Delaware law because it impermissibly intrudes upon the Board of Directors' managerial authority under
Section 141(a) of the Delaware General Corporation Law ("DGCL"). Section 141(a) of the DGCL provides that unless otherwise provided in the certificate of incorporation, "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors . . . ." Any deviation from this general rule that the Board - not stockholders - - manage the corporation, must be explicitly spelled out in the certificate of incorporation. Neither the DGCL nor the Telxon Certificate of Incorporation limit the exercise of the Telxon Board's power to manage and direct the affairs of Telxon with respect to an acquisition proposal. Wyser-Pratte, therefore, wrongfully seeks to amend the Certificate of Incorporation in the guise of an amendment to the bylaws.

            25. The board of directors' broad statutory mandate to manage the corporation in accordance with their fiduciary duties includes the authority to determine the corporation's course of action in response to an unsolicited acquisition proposal. In fact, Section 141 creates in Telxon's Board the inherent right - - indeed, the affirmative duty - - to adopt and maintain defensive measures in the face of such proposals.

            26. Under the Acquisition Bylaw, the Telxon Board would be stripped of its most important obligation to determine whether an acquisition proposal is in the best interests of the corporation and its stockholders, and whether to take action in response to an inadequate and otherwise threatening proposal. The stockholders alone would determine whether the acquisition proposal is "friendly," and the Board would be obligated to redeem its Rights Plan based solely on the decision of the stockholders, even if the Board concluded in the exercise of its fiduciary duties that the acquisition proposal was not in the best interests of Telxon and its shareholders. Wyser-Pratte's proposed bylaw would therefore abrogate the Board's managerial authority and render the Board helpless to act with regard to an acquisition proposal. As such, the Acquisition Bylaw violates Section 141(a) of the DGCL and is invalid under Delaware law.

                      WYSER-PRATTE'S DEFENSIVE ACTION BYLAW
               IS MATERIALLY MISLEADING AND VIOLATES DELAWARE LAW

            27. Wyser-Pratte's second proposal, the Defensive Action Bylaw, reads as follows:

                              ITEM 2 ON PROXY CARD

            RESOLVED, that the Shareholders hereby amend the Company's Bylaws by adding a new Article X, which shall read as follows:

                  "Notwithstanding any provisions to the contrary contained in theses Bylaws, the unanimous vote of all the directors then in office shall be required to approve any Defensive Action by the board of directors, provided, however, that any such Defensive Action may be authorized by the vote of a majority of the directors present at a meeting at which a quorum is present if such authorization is ratified by the affirmative vote of a majority in interest of the shares represented and entitled to vote at the meeting. Defensive Action shall mean: any action by the board with the purpose or effect, in whole or in part, of impeding a change in control of the Company or increasing the board's power to impede such a change in control in the future, including without limitation (1) a decision by the board not to redeem the outstanding Rights (the "Rights") under the Amended and Restated Rights Agreement between the Company and Key National Association, as Rights Agent (the "Poison Pill") or not to take other action so that the existence of such Rights does not interfere with the acquisition of the Company's shares or an offer to acquire such shares, (2) the extension of the expiration date of the Poison Pill past July 31, 2006 or the addition of a "Dead Hand" provision to such Pill, (3) the expenditure of any corporate funds on a proxy contest against a shareholder of the Company (including litigation in connection with such proxy contest), unless the Company agrees to reimburse all such costs incurred by such shareholder if 10% of the Company's shares are voted in favor of any of such shareholder's proposals or (4) the amendment of the Shareholders Interest Protection Bylaw: provided, however, that subject to clauses (2), (3) and (4) of this sentence, if an offer is made to acquire the Company or all of the Company's shares, and the Board determines in accordance with applicable law that such offer will maximize the company's value at a sale for the shareholders' benefit, no action taken by the board to facilitate such offer shall be a Defensive Action. A "Dead Hand" provision shall mean: any provision of the Rights Agreement between the Company and Key National Association, as Rights Agent, or any related document (the "Poison Pill") that limits in any way the voting power of directors elected after a certain date or event on matters relating to the Poison Pill, compared to either the voting power of directors elected prior to such date or event or the voting power of directors elected on the recommendation of directors elected prior to a specified date or event."

            28. In essence, the Defensive Action Bylaw would require that Telxon's directors unanimously approve "Defensive Action" designed to impede hostile takeovers unless such actions are ratified by a stockholders vote. Thus, if Wyser-Pratte's nominee Macey is elected to the Board and the Defensive Action Bylaw is adopted, Macey's vote would be required to approve any Defensive Action by the Board. (Ex. A at 13)

            29. Like Wyser-Pratte's first proposal, the Defensive Action Bylaw is invalid under Delaware law because it prohibits Telxon's Board from exercising its fiduciary duties. The Defensive Action Bylaw would take one of the most important and fundamental business decisions faced by the Telxon Board
- how to respond to unsolicited takeover attempts - and delegate it to the stockholders. The Telxon Board has the affirmative legal duty under Delaware law to respond to and resist takeover attempts that it determines in good faith to be against the best interests of the Company and its stockholders, such as the Symbol proposal. Wyser-Pratte's proposal would attempt to remove this legal obligation from the Board of Directors. Such a delegation of statutory and fiduciary responsibility may not be effected through a bylaw amendment under Delaware law.

            30. In addition, the Defensive Action Bylaw also fails under Delaware law because it is inescapably vague and intrudes upon a whole range of important business matters. In particular, the bylaws defines "Defensive Action" as "any action by the board with the purpose or effect, in whole or in part, of impeding a change in control of the Company or increasing the board's power to impede such a change in control in the future, including without limitation . .
 . ." Under this inordinately broad definition, nearly any transaction approved by the Board could conceivably have the partial effect of impeding a change in control of the Company, including, for example: a sale of a division or subsidiary; an acquisition of a new business; a share repurchase; an issuance of additional stock; and new



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


employment agreements with senior management (with or without "change in control" compensation arrangements). Since almost any significant corporate action could be said to have some effect on the possibility of a change of control, virtually any business matter with which Wyser-Pratte's nominee (if elected) or any other single director disagreed could be subject to challenge as not having met the requirement of the bylaw. This proposal is hopelessly vague and thus invalid under Delaware law.

            31. Finally, the Defensive Action Bylaw is materially misleading in that is gives the false impression that the Board of Directors may easily circumvent the drastic unanimity requirement by seeking shareholder ratification of any "Defensive Action." In support of the Defensive Action Bylaw, Wyser-Pratte states that "[t]he Bylaw also permits the Board to authorize Defensive Actions by a lesser vote if the shareholders ratify the board's action." (Ex. A at 14) Wyser-Pratt fails to disclose, however, that the extensive time necessary to obtain shareholder approval, including preparation of proxy material, review by the SEC, printing, mailing and allowing an adequate time for solicitation, could mean that action on matters that may be viewed as "defensive" could not be taken in time to be effective. Thus, the Proxy Statement misleads Telxon's shareholders into the belief that shareholder ratification is an effective "check" on the unanimity requirement.

                        WYSER-PRATTE'S SECTION 203 BYLAW
                            VIOLATES TELXON'S CHARTER

            32. Wyser-Pratte also proposes a bylaw to elect not to be governed by Delaware's Business Combination Statute, 8 Del. . 'SS' 203. As noted below, this proposed bylaw amendment is untimely under Telxon's charter and is therefore invalid.

            33. Article 6(B) of Telxon's Restated Certificate of Incorporation states that:

                  B. Stockholder Proposals at Annual Meetings. Business may be
                     properly brought before an annual meeting of stockholders by a stockholder of the corporation only upon the stockholder's timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be in writing and delivered or mailed . . . to the Secretary of the Corporation so that it is received at the principal place of business not less than ninety (90) days prior to the first anniversary of the date of the last annual meeting of the Corporation's stockholders. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description if the business desired to be brought before the annual meeting . . .



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


            34. Telxon's 1997 Annual Meeting of Stockholders was held on September 10, 1997. Thus, to be timely under Telxon's charter, notice of any stockholder proposals for Telxon's 1998 Annual Meeting had to be received by Telxon by June 12, 1998.

            35. On June 11, 1998, Wyser-Pratte sent a letter outlining the proposals he intended to make at Telxon's next Annual Meeting. (Ex. B) In that letter, Wyser-Pratte indicated that he intended to propose, among other things, "an amendment to the bylaws for the Company to elect not be governed by Section 203 of the Delaware General Corporation Law" (Ex. B at 3), which proposal "would include a provision requiring unanimous board vote of all the directors then in office for the board to alter or repeal the bylaw . . . ." (Ex. B at 2)

            36. In his preliminary proxy statement, however, which was not filed with the SEC until June 18, 1998, six days after the notice deadline, Wyser-Pratte describes a materially different proposal to Telxon shareholders than that identified in his June 11 letter. His new proposal states that: "The corporation shall not be governed by Section 203 of the Delaware General Corporation Law." Unlike his earlier proposal, it makes no mention of unanimous board vote required to repeal or alter the bylaw.

            37. Since Wyser-Pratte's Section 203 Bylaw proposal, as stated in the preliminary proxy statement, was not submitted within the ninety-day period specified in Section 6B of Telxon's charter, the proposal is untimely.


                      WYSER-PRATTE RETROACTIVE REPEAL BYLAW
                            IS MATERIALLY MISLEADING

            38. Wyser-Pratte also proposes a bylaw amendment to the effect "that any By-laws adopted by the board of directors since June 11, 1998 be, and they hereby are, repealed." (the "Retroactive Repeal Bylaw") The Retroactive Repeal Bylaw is inherently misleading in that it fails to inform Telxon shareholders precisely which bylaws they are being asked to repeal.

            39. The Proxy Statement states that "[t]he purpose of this proposal is to prevent the Board from interfering with the implementation of the proposals being voted upon by the shareholders at



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


this Annual Meeting." (Ex. A at 17) But the Proxy Statement fails to disclose that this proposal would not only prohibit the Telxon Board from interfering with the bylaws that Wyser-Pratte is proposing (if those proposals are adopted), but would also prevent the Telxon Board from adopting or changing the sections of the bylaws dealing with any Telxon corporate governance issue (such as the calling of special meetings, advance notice of nominations and stockholder proposals and requirements for subsequent amendments of the bylaws), regardless of whether the subject matter of any proposed subsequent amendment related to the subject matter of the Wyser-Pratte proposals. Thus, the Proxy Statement is misleading with respect to the scope and application of the Retroactive Repeal Bylaw.

            40. The Retroactive Repeal Bylaw would effect the repeal of all bylaws adopted by the Board since June 11, 1998. The Proxy Statement does not, however, identify the particular bylaws the Retroactive Repeal Bylaw intends to repeal. When shareholders vote on this proposal, they will not know specifically which if any, bylaws they are voting to repeal and, as such, they could not understand the effect of such repeal. In failing to disclose the reasons for or effect of the blanket repeal of all such bylaws, the Retroactive Repeal Bylaw is inherently misleading because it deprives Telxon shareholders of the information they need to cast an informed vote. Such a state of confusion is exactly the type of situation which the Exchange Act and the SEC Rules were designed to prevent.

                   ADDITIONAL MISREPRESENTATION AND OMISSIONS

            41. In addition to Wyser-Pratte's misleading statements regarding the bylaw amendments themselves, the Proxy Statement contains other material misrepresentations and omissions that substantially inhibit a full and fair understanding of the Proxy Solicitation. The misleading nature of the Proxy Statement is described below.

                 WYSER-PRATTE'S PERSONAL ECONOMIC INTEREST


            42.   The Proxy Statement also fails to disclose
Wyser-Pratte's personal economic interest in his proposals and in his stated objective to "maximize the value of the company's shares" (see Exhibit A at 3) that arises by virtue of the compensation structure with Wyser-Pratte's clients. The Form

ADV filed with the SEC by Wyser-Pratte Management dated October 22, 1997 (attached as Exhibit C) reports as follows:

            Wyser-Pratte Management Co., Inc. (the `Firm') manages accounts on a discretionary basis. It invests for its Clients in risk arbitrage transactions, including mergers, acquisitions, reorganizations and similar transactions.

                                      * * *

            The Firm's fee schedule is as follows:

            Management Fee: The Firm is normally entitled to an Management Fee equal to 0.25% per calendar quarter
            (approximately 1.0% per annum) of the net assets in the Client's account as of the first day of each calendar quarter...

                                      * * *

            Incentive Fee: In addition, the Firm will be entitled to an Incentive Fee equal to 20% of the net increase in value of the assets in the account for each `Year'.

                                      * * *

            Advisory and Management fees may be negotiable under certain circumstances.

(Exhibit C at Schedule F)

            43. Under the SEC Rules, Wyser-Pratte is required to disclose "any substantial interest, direct or indirect, by security holdings or otherwise" that he has in matters to be acted on at the meeting. 17 C.F.R. 'SS' 240.14a-101, Item 5(b)(1). In addition, Wyser-Pratte is required to name the parties to and give the details of "any contract, arrangements or understandings with any person with respect to any securities" of Telxon (including but not limited to agreements relating to the division of losses or profit). 17 C.F.R. 'SS' 240.14a-101, Item 5(b)(1)(viii). However, Wyser-Pratte fails to disclose the arrangement by which he is compensated by his clients. Such an incentive compensation arrangement is inconsistent with the representation in the Proxy Statement that "Mr. Wyser-Pratte is a Telxon shareholder who has only one interest in his proposals: to maximize the value of the company's shares." (Exhibit A at 3). Rather, Wyser-Pratte also has an interest in creating short term gain for his clients so that he can maximize his own compensation. This interest is not shared by shareholders generally. By failing to disclose this incentive compensation arrangement, Wyser-Pratte creates the misleading impression that his interests are completely aligned with those of the other Telxon shareholders.

                 WYSER-PRATTE'S MISCHARACTERIZATION OF CASE LAW

            44. Furthermore, Wyser-Pratte mischaracterizes cases cited as support for the validity of his proposals. For example:

                  (a) The Proxy Statement states that under Rogers v. Hill, 289 U.S. 582 (1993), "shareholders, as the owners of a corporation, have the ultimate power over corporate governance." In Rogers, the United States Supreme Court simply held that a charter provision conferring the power to make and alter by-laws upon directors did not divest the stockholders of their statutory power to adopt bylaws. Thus, the Proxy Statement misleads the stockholders of Telxon into the false believe that Wyser-Pratte's broad statement is a principle that has been endorsed by the United States Supreme Court.

                  (b) The Proxy Statement also states that "Delaware case law recogniz[es] that directors' exercise of their fiduciary duties is limited by the voting rights of shareholders." The Proxy Statement cites BLASIUS INDUS. INC. V. ATLAS CORP., 564 A.2d 651 (Del. Ch. 1998) and STAHL V. APPLE BANCORP. INC., 579 A. 2d 1115 (Del. Ch. 1990) as support for this statement. These cases simply hold that it may constitute a breach of fiduciary duty for a board of directors to act primarily to interfere with the exercise of the shareholder franchise. The Proxy Statement thus misleads the stockholders to Telxon by suggesting that stockholders may prevent directors from fulfilling their fiduciary duties.

                               DECLARATORY RELIEF

            45. The court may grant the declaratory relief sought herein pursuant to 28 U.S.C. 'SS' 2201. There is a substantial controversy between the parties. Wyser-Pratte's illegal bylaw amendments would dramatically alter the corporate governance structure of Telxon by usurping the Board's statutory authority to manage the business and affairs of the corporation. At the moment of their adoption, the bylaw amendments will cause great and imminent harm to Telxon and its shareholders by paralyzing the

Board from exercising its fiduciary duties in response to an unsolicited acquisition proposal. Thus, the adverse legal interest of the parties are real and immediate.

                                IRREPARABLE HARM

            46. Telxon and its shareholders are being irreparably harmed by the false and misleading statements and omissions made by Wyser-Pratte in the Proxy Statement and will continue to be irreparably harmed unless Wyser-Pratte is preliminarily and permanently enjoined (1) from soliciting proxies for bylaw amendments which are plainly invalid under Delaware law, (2) from making false and misleading statements and omissions in connection with the Proxy Solicitation and (3) to make corrective disclosures that cure all of the materially false and misleading statements and omissions made to date. Telxon's stockholders have been, and absent injunctive relief will continue to be, denied material information to which they are lawfully entitled and which is essential to making an informed decision on whether to vote for or against Wyser-Pratt's proposals.

            47. In addition, Wyser-Pratte's illegal bylaw proposals, if adopted, would immediately tie the hands of the Board and leave Telxon vulnerable to unsolicited and inadequate acquisition proposals, such as the recent Symbol proposal. The resulting injury to Telxon and its shareholders will not be compensable in money damages.

            48. Telxon has no adequate remedy at law and is entitled to injunctive relief against the Defendants.

                                     COUNT I

            (For Violations of Section 14(a) of the Exchange Act
                         and Rule 14a-9 thereunder)

            49. Telxon realleges and incorporates by reference herein the allegations set forth in paragraphs 1 through 48 above as if fully set forth herein.

            50. Section 14(a) of the Exchange Act and the proxy rules and regulations promulgated thereunder govern the information that must be furnished to security holders when their proxies are solicited with respect to any meeting of security holders - here Telxon's Annual Meeting. Rule 14a-9, 17 C.F.R. 240.14a-9 promulgated pursuant to Section 14(a) of the Exchange Act, provides:

      No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false and misleading with respect to any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

            51. As detailed above, the Proxy Statement is false and misleading because it makes untrue statements of material fact and fails to state material facts that are necessary to make the statements made in the Proxy Statement, in light of the circumstances in which they are made, not misleading. These false and misleading statements are material because there is a substantial likelihood that a reasonable Telxon shareholder would consider this information important in deciding how to vote at the Annual Meeting.

            52. These false and misleading statements constitute violations of
Section 14(a) of the Exchange Act and Rule 14a-9.

            53. Because these proxy statements are an important link in achieving an accurately informed shareholder vote at the Annual Meeting, Telxon shareholders face irreparable injury in that Defendants' misstatements and omissions may mislead shareholders and cause them to vote in favor of Wyser-Pratte's proposed bylaw amendments.

            54. Telxon has no adequate remedy at law.

                                    COUNT II
              (For a Declaratory Judgment: Acquisition Bylaw)

            55. Telxon realleges and incorporates by reference herein the allegations set forth in paragraph 1 through 54 above as if full set forth herein.

            56. As detailed above, Wyser-Pratte's first proposal, the Acquisition Bylaw, impermissibly usurps the Telxon Board's statutory authority under Section 141 of Delaware General Corporation Law to manage the business and affairs of the corporation.

            57. Telxon seeks a declaration pursuant to 28 US.C. 'SS' 2201 declaring that Wyser-Pratte's Acquisition bylaw proposal in its entirely is illegal and void ab initio.

            58. Telxon also seeks further necessary and proper relief pursuant to 28 U.S.C. 'SS' 2202.

            59. Telxon has no adequate remedy at law.

                                    COUNT III

            (For a Declaratory Judgment: Defensive Action Bylaw)

            60. Telxon realleges and incorporates by reference herein the allegations set forth in paragraphs 1 through 59 above as if fully set forth herein.

            61. As detailed above, Wyser-Pratte's second proposal, the defensive Action Bylaw, impermissibly usurps the Telxon Board's statutory authority under
Section 141 of the Delaware General Corporation Law to manage the business and affairs of the corporation.

            62. Telxon seeks a declaration pursuant to 28 U.S.C. 'SS' 2201 declaring that Wyser-Pratte's Defensive Action Bylaw proposal in its entirety is illegal and void ab initio.

            63. Telxon also seeks further necessary and proper relief pursuant to 28 U.S.C. 'SS' 2202.

            64. Telxon has no adequate remedy at law.

                                    COUNT IV

              (For a Declaratory Judgment: Section 203 Bylaw)

            65. Telxon realleges and incorporates by reference herein the allegations set forth in paragraphs 1 through 64 above as if fully set forth herein.

            66.` As detailed above, Wyser-Pratte's fourth proposal, the Section 203 Bylaw, violates Telxon's certificate of incorporation which requires that "[t]o be timely, a stockholder's notice must be...received at the [Company's ] principal place of business not less than ninety (90) days prior to the first anniversary of the date of the last annual meeting of the Corporation's stockholders."

            67. Telxon seeks a declaration pursuant to 28 U.S.C. 'SS' 2201 declaring that Wyser-Pratte's Section 203 Bylaw proposal is untimely under Telxon's charter and void ab initio.

            68. Telxon also seeks further necessary and proper relief pursuant to 28 U.S.C. 'SS' 2202.

            69. Telxon has no adequate remedy at law.

            WHEREFORE, Telxon demands judgment against Defendants as follows:

                  (a) preliminarily and permanently enjoining defendant, directly or indirectly, (1) from making false and misleading statements and omissions in connection with the Proxy Solicitation, (2) to make corrective disclosures that cure all of the materially false and misleading statements and omissions made by Wyser-Pratte in the Proxy Statement, (3) from voting any proxies obtained pursuant to the false and misleading Proxy Statement, and (4) from soliciting proxies in support of Wyser-Pratte's illegal bylaw proposals;

                   (b) declaring that Wyser-Pratte's first proposal (Acquisition Bylaw) and second proposal (Defensive Action Bylaw) are invalid and unenforceable under Delaware law;

                  (c) declaring that Wyser-Pratte's fourth proposal (Section 203 Bylaw) in untimely under Telxon's charter and therefore invalid;

                  (d) awarding Telxon costs and attorneys fees in connection with this action; and

                  (e) granting Telxon such other and further relief as the court may deem just and proper.

                             SKADDEN, ARPS, SLATE, MEAGHER
                             & FLOM Limited Partner



                             ---------------------------------------------------
                             Steven J. Rothschild (I.D. No. 659)
                             Kevin M. Maloy (I.D. No. 3305)
                             One Rodney Square
                             P.O. Box 636
                             Wilmington, DE   19899-0636
                             (302) 651-3000
                             Attorneys for Plaintiff Telxon Corporation


OF COUNSEL:

GOODMAN WEISS MILLER LLP
100 Erieview Plaza
27th Floor
Cleveland, Ohio 44114-1824


DATED: July 13, 1998

                                                                       EXHIBIT C

203 BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

(a) Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

        (1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

        (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

        (3) At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

(b) The restrictions contained in this section shall not apply if:

        (1) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by this section;

        (2) the corporation, by action of its board of directors, adopts an amendment to its bylaws within 90 days of the effective date of this section, expressly electing not to be governed by this section, which amendment shall not be further amended by the board of directors.

        (3) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this section, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting stock that falls within any of the three categories set out in subsection (b)(4) hereof, and (ii) has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by this section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. A bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

        (4) the corporation does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on The NASDAQ Stock Market or (iii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

        (5) a stockholder becomes an interested stockholder inadvertently and
   (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time within the 3 year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership;

        (6) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph;
   (ii) is with or by a person who either was not an interested stockholder during the previous 3 years or who became an interested stockholder with the approval of the corporation's board of directors or during the period described in paragraph (7) of this subsection (b); and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested stockholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to section 251(f) of the chapter, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or
   (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less than 20 days notice to all interested stockholders prior to the consummation of any of the transactions described in clauses (x) or (y) of the second sentence of this paragraph; or

        (7) The business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in this section did not apply by reason of any paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time such interested stockholder became an interested stockholder, the corporation's certificate of incorporation contained a provision authorized by the last sentence of this subsection (b).


    Notwithstanding paragraphs (1), (2), (3) and (4) of this subsection, a corporation may elect by a provision of its original certificate of incorporation or any amendment thereto to be governed by this section; provided that any such amendment to the certificate of incorporation shall not apply to restrict a business combination between the corporation and an interested stockholder of the corporation if the interested stockholder became such prior to the effective date of the amendment.

(c) As used in this section only, the term:



        (1) 'affiliate' means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

        (2) 'associate,' when used to indicate a relationship with any person, means (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock, (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

        (3) 'business combination,' when used in reference to any corporation and any interested stockholder of such corporation, means:

           (i) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (A) the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (a) of this section is not applicable to the surviving entity;

           (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

           (iii) any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of any stock of the corporation or of such subsidiary to the interested stockholder, except (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such, (B) pursuant to a merger under
     Section 251(g) of this title; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of such corporation subsequent to the time the interested stockholder became such, (D) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock, or (E) any issuance or transfer of stock by the corporation, provided however, that in no case under (C)-(E) above shall there be an increase in the interested stockholder's proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation;

           (iv) any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

           (v) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subparagraphs
     (i)-(iv) above) provided by or through the corporation or any direct or indirect majority owned subsidiary.

        (4) 'control,' including the term 'controlling,' 'controlled by' and 'under common control with,' means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

        (5) 'interested stockholder' means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; provided, however, that the term 'interested stockholder' shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in (A) above by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein in the result of action taken solely by the corporation provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (8) of this subsection but shall not include any other unissued stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

        (6) 'person' means any individual, corporation, partnership, unincorporated association or other entity.

        (7) 'Stock' means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

        (8) 'Voting stock' means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

        (9) 'owner' including the terms 'own' and 'owned' when used with respect to any stock means a person that individually or with or through any of its affiliates or associates:

           (i) beneficially owns such stock, directly or indirectly; or

           (ii) has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

           (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of clause (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(d) No provision of a certificate of incorporation or bylaw shall require, for any vote of stockholders required by this section a greater vote of stockholders than that specified in this section.

(e) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all matters with respect to this section.

                                   SCHEDULE I

       INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF WPC AND
                       THEIR ADVISORS THAT MAY PARTICIPATE
                         IN THE SOLICITATION OF PROXIES

                The name, business address, and present principal occupation or employment of each of the directors and executive officers of WPC and its advisors and certain other employees and representatives of WPC that may participate in the solicitation of proxies are set forth below. Unless otherwise indicated, the principal business address of each director or executive officer of Wyser-Pratte & Co. is, 63 Wall Street, New York, NY 10005.

              PARTICIPANT DIRECTORS AND EXECUTIVE OFFICERS OF WPC.



                                           Present Office or Other
Name                                       Principal Occupation or Employment
----                                       ----------------------------------
Guy P. Wyser-Pratte                        President
Eric Longmire                              Senior Managing Director

                                   SCHEDULE II

        The following sets forth the name, business address and the number of shares of Common Stock of the Company owned beneficially by the participants in this solicitation of proxies, or their associates. No shares are held of record but not beneficially by the participants or their associates.



                                         Number of Shares of
               Name &                 Common Stock Beneficially
          Business Address                      Owned                 Percent of Common Stock
          ----------------                (June 19, 1998)             -----------------------
                                          ---------------
Guy P. Wyser-Pratte
Wyser-Pratte & Co., Inc.
63 Wall Street
New York, New York 10005                      800,000                          4.970%

                                  SCHEDULE III

        The following tables set forth information with respect to all purchases and sales of Common Stock of the Company by Mr. Wyser-Pratte and his affiliates during the past two years.(1) Except as set forth below, no participant in this solicitation has purchased or sold securities of the Company within the past two years.



                    TRADE DATE                QUANTITY PURCHASE OR (SOLD)
                    ----------                --------------------------
                    06-02-98                               100
                    06-08-98                             1,500
                    06-08-98                            34,500
                    06-08-98                             2,000
                    06-08-98                             8,800
                    06-08-98                            12,300
                    06-08-98                             1,900
                    06-08-98                             1,900
                    06-08-98                             2,200
                    06-09-98                            12,400
                    06-09-98                           285,700
                    06-09-98                            16,500
                    06-09-98                            72,800
                    06-09-98                           101,700
                    06-09-98                            15,700
                    06-09-98                            15,700
                    06-09-98                            18,200
                    06-10-98                             1,900
                    06-10-98                             7,000
                    06-10-98                            43,000
                    06-10-98                            10,000
                    06-10-98                             2,500
                    06-10-98                            11,000
                    06-10-98                             4,900
                    06-10-98                            15,300
                    06-10-98                             2,400
                    06-10-98                            10,000
                    06-10-98                             5,000
                    06-10-98                             2,400
                    06-10-98                             2,700
                    06-11-98                               200
                    06-11-98                             4,400
                    06-11-98                               200
                    06-11-98                             1,000
                    06-11-98                             1,500
                    06-11-98                               200
                    06-11-98                               200
                    06-11-98                               300
                    06-30-98                               900


------------------------------------
(1) All securities beneficially owned by Mr. Wyser-Pratte's securities are contained in a margin account in the regular course of business of a broker, including in connection with the purchases listed in the table. As of July
      , 1998, $[ ] of this indebtedness was outstanding.

                    06-30-98                           20,900
                    06-30-98                            1,200
                    06-30-98                            5,300
                    06-30-98                           10,000
                    06-30-98                            7,700
                    06-30-98                            1,100
                    06-30-98                            1,100
                    06-30-98                            1,300
                    07-22-98                            9,400
                    07-22-98                              600
                    07-24-98                            6,500
                    07-24-98                              700
                    07-24-98                            1,600
                    07-24-98                              400
                    07-24-98                              600
                    07-24-98                              700
                    Total                             800,000

[COLOR] PROXY

                               TELXON CORPORATION
               ANNUAL MEETING OF SHAREHOLDERS--SEPTEMBER 15, 1998

                 THIS PROXY IS SOLICITED BY GUY P. WYSER-PRATTE
                 IN OPPOSITION TO THE TELXON BOARD OF DIRECTORS


      The undersigned shareholder of Telxon Corporation ("Telxon") hereby appoints Guy P. Wyser-Pratte, Eric Longmire and Daniel H. Burch each of them with full power of substitution, to vote all shares of Common Stock, par value $0.01 per share, of Telxon that the undersigned is entitled to vote if personally present at the 1998 Annual Meeting of Shareholders of Telxon to be held on September 15, 1998, and at any adjournments or postponements thereof as indicated below and in the discretion of the proxies, to vote cumulatively for the election of Professor Macey as director (other than if authority to vote for Professor Macey is withheld below) and upon such other business as may properly come before the meeting, and any adjournment or postponement thereof. The undersigned hereby revokes any previous proxies with respect to matters covered by this Proxy.

         MR. WYSER-PRATTE RECOMMENDS A VOTE FOR PROPOSALS 1 THROUGH 7.

1. To amend the bylaws to determine whether a proposal to acquire the Company shall be treated as "friendly" or "hostile".


           FOR                      AGAINST                  ABSTAIN

2. To amend the bylaws to require a unanimous vote of the directors to approve "defensive actions" by the board unless shareholders approve such actions.

           FOR                      AGAINST                  ABSTAIN

3. To amend the bylaws to allow the holders of 25% of the shares to call a special meeting of shareholders.

           FOR                      AGAINST                  ABSTAIN

4. To amend the bylaws to elect not to be governed by the Business Combination Statute.

           FOR                      AGAINST                  ABSTAIN

5. To repeal any bylaws adopted by the board of directors since June 11, 1998.

           FOR                      AGAINST                  ABSTAIN

6. To adopt a resolution recommending to the board that the Company reimburse Mr. Wyser-Pratte's expenses in connection with this proxy solicitation.

           FOR                      AGAINST                  ABSTAIN

7. To elect Jonathan R. Macey to the board of directors.

   FOR nominee                                 WITHHOLD AUTHORITY for nominee

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER MARKED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO MARKING IS MADE, THIS PROXY WILL BE DEEMED TO
  BE A DIRECTION TO VOTE FOR PROPOSALS 1 THROUGH 7 AND IN THE DISCRETION OF THE
    PROXIES, TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE
              MEETING, AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

                      ------------------------------------
                                     (Date)

                      ------------------------------------
                                   (Signature)

                      -------------------------------------
                                     (Title)

                      ------------------------------------
                          (Signature, if held jointly)

   When shares are held by joint tenants, both should sign. When signing an attorney, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person. This Proxy votes all shares held in all capacities.

                    PLEASE MARK, SIGN, DATE AND MAIL PROMPTLY

                                   IMPORTANT


          Your proxy is important. No matter how many shares you own, please give Mr. Wyser-Pratte your proxy FOR approval of the his Proposals by:

          MARKING the enclosed [COLOR] Annual Meeting proxy card.

          SIGNING the enclosed [COLOR] Annual Meeting proxy card.

          DATING the enclosed [COLOR] Annual Meeting proxy card and

          MAILING the enclosed [COLOR] Annual Meeting proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

          If you have already submitted a proxy to Telxon for the Annual Meeting, you may change your vote to a vote FOR Mr. Wyser-Pratte's Proposals by marking, signing, dating and returning the enclosed [COLOR] proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Telxon. Only your latest dated proxy for the Annual Meeting will count at such meeting.

If you have any question or require any addition information concerning this Proxy Statement or the proposals by Mr. Wyser-Pratte, please contact the Proxy Solicitor at the address and telephone number set forth below.

IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE [COLOR] ANNUAL MEETING PROXY CARD.




                          STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'